Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PENNS WOODS BANCORP, INC.

AND

LUZERNE NATIONAL BANK CORPORATION

dated as of

OCTOBER 18, 2012

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4.27.	Quality of Representations	35

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PENNS WOODS		36
5.1.	Organization	36
5.2.	Capitalization	37
5.3.	Authority; No Violation	38
5.4.	Consents	39
5.5.	Financial Statements; Undisclosed Liabilities	39
5.6.	No Material Adverse Effect	41
5.7.	Material Contracts; Leases; Defaults	41
5.8.	Ownership of Property; Insurance Coverage	43
5.9.	Legal Proceedings	44
5.10.	Compliance With Applicable Law	44
5.11.	Employee Benefit Plans	45
5.12.	Environmental Matters	47
5.13.	Brokers, Finders and Financial Advisors	48
5.14.	Loan Matters	48
5.15.	Related Party Transactions	50
5.16.	No Luzerne Capital Stock	50
5.17.	SEC Reports	50
5.18.	Required Vote	51
5.19.	Registration Obligations	51
5.20.	Risk Management Instruments	51
5.21.	Fairness Opinion	51
5.22.	Trust Accounts	51
5.23.	Penns Woods Information Supplied	52
5.24.	Quality of Representations	52

ARTICLE VI COVENANTS OF LUZERNE		52
6.1.	Conduct of Business	52
6.2.	Financial and Other Statements	57
6.3.	Maintenance of Insurance	57
6.4.	Disclosure Supplements	57
6.5.	Consents and Approvals of Third Parties	57
6.6.	Commercially Reasonable Efforts	58
6.7.	Failure to Fulfill Conditions	58
6.8.	No Other Bids and Related Matters	58
6.9.	Reserves and Merger-Related Costs	61
6.10.	Board of Directors and Committee Meetings	61
6.11.	Affiliate Letters	61
6.12.	Proxy Solicitor	61
6.13.	Luzerne Dividends	62

ARTICLE VII COVENANTS OF PENNS WOODS		62
7.1.	Conduct of Business	62
7.2.	Financial and Other Statements	63
7.3.	Maintenance of Insurance	63

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7.4.	Disclosure Supplements	63
7.5.	Consents and Approvals of Third Parties	64
7.6.	Commercially Reasonable Efforts	64
7.7.	Failure to Fulfill Conditions	64
7.8.	Affiliate Letters	64
7.9.	Luzerne Bank Post-Closing Operation	64
7.10.	Bank Board; Post-Closing Governance	64
7.11.	Proxy Solicitor	65
7.12.	Employee Matters	66
7.13.	Directors and Officers Indemnification and Insurance	67
7.14.	Stock Reserve	68
7.15.	Exchange Listing	69

ARTICLE VIII ADDITIONAL AGREEMENTS		69
8.1.	Shareholder Meetings	69
8.2.	Proxy Statement-Prospectus	69
8.3.	Regulatory Approvals	70
8.4.	Current Information	71
8.5.	Access; Confidentiality	72

ARTICLE IX CLOSING CONDITIONS		72
9.1.	Conditions to Each Party’s Obligations under this Agreement	72
9.2.	Conditions to the Obligations of Penns Woods under this Agreement	73
9.3.	Conditions to the Obligations of Luzerne under this Agreement	75

ARTICLE X TERMINATION, AMENDMENT AND WAIVER		76
10.1.	Termination	76
10.2.	Effect of Termination	78
10.3.	Amendment, Extension and Waiver	79

ARTICLE XI MISCELLANEOUS		80
11.1.	Confidentiality	80
11.2.	Public Announcements	80
11.3.	Survival	80
11.4.	Expenses	80
11.5.	Notices	80
11.6.	Parties in Interest	81
11.7.	Complete Agreement	81
11.8.	Counterparts	82
11.9.	Severability	82
11.10.	Governing Law	82
11.11.	Interpretation	82
11.12.	Specific Performance; Jurisdiction	83

Exhibit A	Form of Luzerne Affiliate Letter
Exhibit B	Form of Penns Woods Affiliate Letter

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This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 18, 2012, is made between Penns Woods Bancorp, Inc., a Pennsylvania corporation (“Penns Woods”), and Luzerne National Bank Corporation, a Pennsylvania corporation (“Luzerne”).  Certain capitalized terms have the meanings given to them in Article I.

RECITALS

1.  The Board of Directors of each of Penns Woods and Luzerne (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies, shareholders and other constituencies and (ii) has approved this Agreement; and

2.  In accordance with the terms of this Agreement, Luzerne will merge with and into Penns Woods (the “Merger”); and

3.  At or prior to the execution and delivery of this Agreement, each of the directors and the Chairman, Vice Chairman and President of Luzerne has executed a letter agreement in favor of Penns Woods, in the form attached hereto as Exhibit A, dated as of the date hereof (the “Luzerne Affiliate Letter”), pursuant to which each such director or officer has agreed, among other things, to vote all shares of Luzerne Common Stock owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby; and

4.  At or prior to the execution and delivery of this Agreement, each of the directors and officers of Penns Woods, has executed a letter agreement in favor of Luzerne, in the form attached hereto as Exhibit B, dated as of the date hereof (the “Penns Woods Affiliate Letter”), pursuant to which each such director or officer has agreed, among other things, to vote all shares of Penns Woods Common Stock owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby; and

5.  The parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code; and

6.  The parties desire to make certain representations, warranties and agreements in connection with the business combination and related transactions described in this Agreement and to prescribe certain conditions thereto.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1.              Certain Definitions.

As used in this Agreement, the following capitalized terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).  Accounting terms used in this Agreement without definition shall have the meanings given to such terms in accordance with GAAP.

“Accommodation Stock Conversion Number” shall have the meaning set forth in Section 3.2(f).

“Affiliate” means any Person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, together with the Exhibits, the Luzerne Disclosure Schedule and the Penns Woods Disclosure Schedule, and any amendments hereto.

“All Cash Election” shall have the meaning set forth in Section 3.2(b)(ii).

“All Stock Election” shall have the meaning set forth in Section 3.2(b)(i).

“Anticipated Stock Conversion Number” shall have the meaning set forth in Section 3.2(f).

“Articles of Merger” shall mean the articles of merger to be executed by Penns Woods and Luzerne and filed with the PDS in accordance with the laws of the Commonwealth of Pennsylvania.

“Bank Regulator” shall mean any federal or state banking regulator, including but not limited to the FRB, the FDIC and the PDB, that regulates JSS Bank or Luzerne Bank, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Cash Consideration” shall have the meaning set forth in Section 3.1(c).

“Cash Election Shares” shall have the meaning set forth in Section 3.2(g)(i).

“Cash Proration Factor” shall have the meaning set forth in Section 3.2(g)(ii)(B).

“CEO Designee” shall have the meaning set forth in Section 7.10(a).

“Certificate” shall mean certificates evidencing shares of Luzerne Common Stock.

“Claim” shall have the meaning set forth in Section 7.13(a).

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Common Stock Consideration” shall have the meaning set forth in Section 3.1(c).

“Confidentiality Agreement” shall mean the confidentiality agreement referred to in Section 11.1 of this Agreement.

“Determination Date” shall have the meaning set forth in Section 10.1(i).

“Dissenter Shares” shall have the meaning set forth in Section 3.1(c).

“Effective Time” shall have the meaning set forth in Section 2.2(a).

“Election Date” shall have the meaning set forth in Section 3.2(c).

“Election Deadline” shall have the meaning set forth in Section 3.2(c).

“Election Form” shall have the meaning set forth in Section 3.2(c).

“Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any applicable Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern.  The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended; the Resource Conservation and Recovery Act, as amended; the Clean Air Act, as amended; the Federal Water Pollution Control Act, as amended; the Toxic Substances Control Act, as amended; the Emergency Planning and Community Right to Know Act, the Safe Drinking Water Act; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall have the meaning set forth in Section 4.12(c).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean a bank or trust company or other agent designated by Penns Woods, and reasonably acceptable to Luzerne, which shall act as agent for Penns Woods in connection with the exchange procedures for exchanging certificates for shares of Luzerne Common Stock for certificates for shares of Penns Woods Common Stock as provided in Article III.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a)(i).

“Exchange Ratio” shall have the meaning set forth in Section 3.1(c).

“FDIA” shall mean the Federal Deposit Insurance Act of 1950, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of Pittsburgh.

“Final Index Price” shall have the meaning set forth in Section 10.1(i).

“FRB” shall mean the Board of Governors of the Federal Reserve System and, where appropriate, the Federal Reserve Bank of Philadelphia.

“GAAP” shall mean the current accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“Indemnified Parties” shall have the meaning set forth in Section 7.13(a).

“Index Group” shall have the meaning set forth in Section 10.1(i).

“Index Ratio” shall have the meaning set forth in Section 10.1(i).

“Initial Index Price” shall have the meaning set forth in Section 10.1(i).

“Initial Penns Woods Market Value” shall have the meaning set forth in Section 10.1(i).

“IRS” shall mean the United States Internal Revenue Service.

“Janney” shall have the meaning set forth in Section 4.14.

“JSS Bank” shall mean Jersey Shore State Bank, a Pennsylvania-chartered bank, with its principal offices located at 300 Main Street, Williamsport, Pennsylvania 17701, which is a wholly owned subsidiary of Penns Woods.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known by the executive officers (as defined in Rule 3b-7 under the Exchange Act) of such Person, and includes any facts, matters or circumstances set forth in any written notice or other correspondence from any Bank Regulator or any other material written notice received by that Person.  Use in this Agreement of “know,” “knows,” or “known” shall in each case mean having “Knowledge.”

“Letter of Transmittal” shall have the meaning set forth in Section 3.2(a)(ii).

“Liens” shall have the meaning set forth in Section 4.2(b).

“Luzerne” shall mean Luzerne National Bank Corporation, a Pennsylvania corporation, with its principal offices located at 118 Main Street, Luzerne, Pennsylvania 18709.  References to Luzerne shall mean Luzerne on a consolidated basis unless the context clearly indicates otherwise.

“Luzerne Acquisition Proposal” shall have the meaning set forth in Section 6.8(a).

“Luzerne Acquisition Transaction” shall have the meaning set forth in Section 6.8(a).

“Luzerne Affiliate Letters” shall have the meaning set forth in the Recitals.

“Luzerne Bank” shall mean Luzerne Bank, a Pennsylvania-chartered bank, with its principal offices located at 118 Main Street, Luzerne, Pennsylvania 18709, which is a wholly owned subsidiary of Luzerne.

“Luzerne Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“Luzerne Common Stock” shall mean the common stock, par value $2.50 per share, of Luzerne.

“Luzerne Disclosure Schedule” shall mean a written disclosure schedule delivered by Luzerne to Penns Woods specifically referring to the appropriate section of this Agreement.

“Luzerne Financial Statements” shall mean (i) the audited consolidated financial statements of Luzerne as of December 31, 2011, and for the two years ended December 31, 2011, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Luzerne as of the end of each calendar quarter following December 31, 2011 and for the periods then ended, including the notes thereto.

“Luzerne Material Contracts” shall have the meaning set forth in Section 4.8(c).

“Luzerne Recommendation” shall have the meaning set forth in Section 8.1(a).

“Luzerne Regulatory Agreement” shall have the meaning set forth in Section 4.11(c).

“Luzerne Regulatory Reports” means the Call Reports of Luzerne Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2011, through the Closing Date, all reports filed with the PDB or FRB by Luzerne or Luzerne Bank from December 31, 2011 through the Closing Date.

“Luzerne Representative” shall have the meaning set forth in Section 6.8(a).

“Luzerne Shareholders’ Meeting” shall have the meaning set forth in Section 8.1(a).

“Luzerne Subsequent Determination” shall have the meaning set forth in Section 6.8(e).

“Luzerne Subsidiary” means any corporation, partnership, limited liability company or other entity of which more than 20% of the outstanding capital stock or partnership, membership or other equity interests is owned, either directly or indirectly, by Luzerne or Luzerne Bank, except any corporation, partnership, limited liability company, or other entity the stock, partnership, membership or other equity interests of which is held in the ordinary course of the lending activities of Luzerne Bank or on the basis of a “debt previously contracted.”

“Material Adverse Effect” shall mean, with respect to Penns Woods or Luzerne, respectively, any event, circumstance, change, occurrence or effect that (i) is material and adverse to the assets, financial condition, results of operations or business of Penns Woods and the Penns Woods Subsidiaries taken as a whole, or Luzerne and the Luzerne Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either Luzerne, on the one hand, or Penns Woods, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of the following on the assets, business, financial condition or results of operations of the parties and their respective subsidiaries: (a) changes in laws and regulations affecting banks or their holding companies generally, or interpretations thereof by courts or Governmental Entities that do not have a materially disproportionate impact on such party; (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies that do not have a materially disproportionate impact on such party; (c) actions and omissions of a party hereto (or any of the Luzerne Subsidiaries or Penns Woods Subsidiaries, as applicable) taken with the prior written consent of the other party in furtherance of the transactions contemplated hereby; (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement, including reasonable expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement; (e) changes in national political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States that do not have a materially disproportionate impact on such party; (f) economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war or otherwise, that do not have a materially disproportionate adverse effect on such party; (g) any failure, in and of itself, by such party to meet any internal projections, forecasts or revenue or earnings predictions (it being understood that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect or unless such facts are otherwise an exception set forth herein); (h) changes in the banking industry that do not have a materially disproportionate impact on such party; or (i) any action taken in compliance with or in furtherance of any resolution or agreement with or at the direction of a Bank Regulator or in accordance or compliance with a Regulatory Agreement and the direct or indirect costs, consequences, or effects thereof.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Maximum Amount” shall have the meaning set forth in Section 7.13(c).

“Merger” shall have the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 3.1(c).

“Mixed Election” shall have the meaning set forth in Section 3.2(b)(iii).

“Monocacy” shall have the meaning set forth in Section 5.13.

“Nasdaq” shall mean The NASDAQ Stock Market, LLC.

“New Certificates” shall have the meaning set forth in Section 3.2(a)(i).

“Non-Election Proration Factor” shall have the meaning set forth in Section 3.2(g)(ii)(A).

“Non-Election Shares” shall have the meaning set forth in Section 3.2(b)(iv).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.8(e).

“OFAC” means the Office of Foreign Assets Control within the U.S. Department of the Treasury.

“Other Real Estate Owned” shall mean any real estate acquired through foreclosure or by a deed in lieu of foreclosure, or any real estate classified as Other Real Estate Owned or Real Estate Owned.

“PBCL” shall mean the Pennsylvania Business Corporation Law of 1988, as amended.

“PDB” shall mean the Pennsylvania Department of Banking.

“PDS” shall mean the Pennsylvania Department of State.

“Penns Woods” shall mean Penns Woods Bancorp, Inc., a Pennsylvania corporation, with its principal executive offices located at 300 Main Street, Williamsport, Pennsylvania 17701.  References to Penns Woods shall mean Penns Woods on a consolidated basis unless the context clearly indicates otherwise.

“Penns Woods Affiliate Letters” shall have the meaning set forth in the Recitals.

“Penns Woods Benefit Plan” shall have the meaning set forth in Section 5.11(a).

“Penns Woods Common Stock” shall mean the common stock, par value $8.33 share, of Penns Woods.

“Penns Woods Determination Date Market Value” shall have the meaning set forth in Section 10.1(i).

“Penns Woods Disclosure Schedule” shall mean a written disclosure schedule delivered by Penns Woods to Luzerne specifically referring to the appropriate section of this Agreement.

“Penns Woods Financial Statements” shall mean (i) the audited consolidated financial statements of Penns Woods as of December 31, 2011, and for the two years ended December 31, 2011, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Penns Woods as of the end of each calendar quarter following December 31, 2011 and for the periods then ended, including the notes thereto.

“Penns Woods Material Contracts” shall have the meaning set forth in Section 5.7(c).

“Penns Woods Owned Shares” shall have the meaning set forth in Section 3.1(b).

“Penns Woods Ratio” shall have the meaning set forth in Section 8.1(b).

“Penns Woods Recommendation” shall have the meaning set forth in Section 8.1(b).

“Penns Woods Regulatory Agreement” shall have the meaning set forth in Section 5.10(c).

“Penns Woods Regulatory Reports” means the Call Reports of JSS Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2011, through the Closing Date, all reports filed with the PDB or FRB by Penns Woods or JSS Bank from December 31, 2011 through the Closing Date.

“Penns Woods Shareholders’ Meeting” shall have the meaning set forth in Section 8.1(b).

“Penns Woods Subsidiary” means any corporation, partnership, limited liability company or other entity of which more than 20% of the outstanding capital stock or partnership, membership or other equity interests is owned, either directly or indirectly, by Penns Woods or JSS Bank, except any corporation, partnership, limited liability company, or other entity the stock, partnership, membership, or other equity interests of which is held in the ordinary course of the lending activities of JSS Bank or on the basis of a “debt previously contracted.”

“Penns Woods Termination Fee” shall have the meaning set forth in Section 10.2(c).

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, association, company, trust, “group” (as that term is defined under the Exchange Act), or any other legal entity.

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2(a).

“Registration Statement” shall mean the Registration Statement on Form S-4, or other applicable form, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Penns Woods Common Stock to be offered to holders of Luzerne Common Stock in connection with the Merger.

“Regulatory Approvals” shall mean the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, and the related transactions contemplated by this Agreement.

“Representative” shall have the meaning set forth in Section 3.2(d).

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate a Person to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Shortfall Number” shall have the meaning set forth in Section 3.2(g)(ii).

“Starting Date” shall have the meaning set forth in Section 10.1(i).

“Stock Election Number” shall have the meaning set forth in Section 3.2(f).

“Stock Election Shares” means shares of Luzerne Common Stock that the holders thereof have elected to convert into the Common Stock Consideration.

“Stock Proration Factor” shall have the meaning set forth in Section 3.2(g)(i).

“Superior Proposal” shall have the meaning set forth in Section 6.8(b).

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Termination Date” shall mean July 31, 2013.

“Treasury Stock” shall have the meaning set forth in Section 3.1(b).

“Troubled Debt Restructurings” shall mean loans that are “troubled debt restructurings” as defined in Accounting Standards Codification Topic 310.

“Voting Debt” shall have the meaning set forth in Section 4.2(a).

Other terms used herein are defined in the Preamble, Recitals and elsewhere in this Agreement.

ARTICLE II
THE MERGER

2.1.              Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) Luzerne shall merge with and into Penns Woods, with Penns Woods as the resulting or surviving corporation; and (b) the separate existence of Luzerne shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Luzerne shall be vested in and assumed by Penns Woods in accordance with the applicable laws of the Commonwealth of Pennsylvania.  As part of the Merger, each share of Luzerne Common Stock (other than Treasury Stock) will be converted into the right to receive Merger Consideration pursuant to the terms of Article III.

2.2.              Effective Time; Closing.

(a)     Closing.  The closing (the “Closing”) shall occur no later than the close of business on the fifth business day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions), or such other date that may be agreed to in writing by the parties.  The Merger shall be effected by the filing of Articles of Merger with the PDS with a stated effective time of the day of the Closing (the “Closing Date”) in accordance with the PBCL.  The “Effective Time” shall mean the time specified in the Articles of Merger for the effectiveness of the Merger or, if no such time is specified, the time of filing the Articles of Merger.

(b)     Time and Place of Closing.  Subject to the provisions of Article IX and Section 2.2(c) hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Stevens & Lee, 111 North Sixth Street, Reading, Pennsylvania 19601, at 10:00 a.m., or at such other place or time upon which Penns Woods and Luzerne mutually agree.

(c)     Deliveries at Closing.  At or prior to the Closing, there shall be delivered to Penns Woods and Luzerne the opinions, certificates, and other documents and instruments required to be delivered pursuant to Article IX hereof.  At or prior to the Closing, Penns Woods shall have delivered the Merger Consideration as set forth in Section 3.2 hereof.

2.3.              Articles of Incorporation and Bylaws.

The articles of incorporation and bylaws of Penns Woods as in effect immediately prior to the Effective Time shall remain in effect, until thereafter amended as provided therein and in accordance with applicable law.  The articles of incorporation and the bylaws of Luzerne Bank and JSS Bank as in effect immediately prior to the Effective Time shall remain in effect, until thereafter amended as provided therein and in accordance with applicable law.

2.4.              Directors and Officers.

(a)     Except as otherwise contemplated by Sections 2.4(g) and 7.10(b), the directors of Penns Woods immediately prior to the Effective Time shall be the directors of Penns Woods after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Penns Woods, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(b)     The officers of Penns Woods immediately prior to the Effective Time shall be the officers of Penns Woods after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of Penns Woods, until their respective successors are duly appointed.

(c)     The directors of JSS Bank immediately prior to the Effective Time shall be the directors of JSS Bank after the Effective Time, each to hold office in accordance with the charter and the bylaws of JSS Bank, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(d)     Effective as of the Effective Time, the directors of Luzerne Bank shall be (i) the chief executive officer of Penns Woods, (ii) the chief executive officer of Luzerne Bank and (iii) each of the other directors of Luzerne Bank immediately prior to the Effective Time, each of whom satisfies Penns Woods’ existing qualification criteria as described in its proxy statement filed with the SEC on March 21, 2012, and, each to hold office in accordance with the charter and the bylaws of Luzerne Bank, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

(e)     The officers of JSS Bank immediately prior to the Effective Time shall be the officers of JSS Bank after the Effective Time, each to hold office in accordance with the articles of incorporation and the bylaws of JSS Bank, until their respective successors are duly appointed.

(f)      The officers of Luzerne Bank immediately prior to the Effective Time shall be the officers of Luzerne Bank after the Effective Time, each to hold office in accordance with the charters and bylaws of Luzerne Bank, until their respective successors are duly appointed, or their earlier death, resignation or removal.

(g)     Upon completion of the Closing, Penns Woods shall cause the three individuals designated by Luzerne’s Board of Directors and agreed to by Penns Woods pursuant to Section 7.10(b) to be appointed to the board of directors of Penns Woods effective as of the Effective Time.

2.5.              Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the PBCL.

2.6.              Tax Consequences.

It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code.  From and after the date of this Agreement and until the Closing, each party hereto shall use commercially reasonable efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.  Following the Closing, neither Penns Woods, Luzerne nor any of their Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.  Penns Woods and Luzerne each hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, at such time or times as may reasonably be requested by counsel, including at the time Penns Woods files such opinions with the SEC as part of the Registration Statement, at any time that Penns Woods exercises its right to change the method of effecting the business combination contemplated by this Agreement (as more fully described below) and at the Closing Date, to enable counsel to execute such legal opinions to be filed with the Registration Statement as required by the SEC or deliver the legal opinions contemplated by Section 9.1(e), which certificates shall be effective as of the date of such opinions.  Penns Woods may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable (including by providing for the merger of Luzerne and a wholly owned subsidiary of Penns Woods); provided, however, that no such change shall (a) alter or change the amount or kind of consideration to be issued to holders of Luzerne Common Stock as Merger Consideration, (b) materially impede or delay consummation of the Merger (or such alternate form of business combination) or (c) adversely affect the federal income tax treatment of holders of Luzerne Common Stock in connection with the Merger (or such alternate form of business combination).  In the event Penns Woods elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

ARTICLE III
CONSIDERATION; EXCHANGE PROCEDURES

3.1.              Merger Consideration; Effect on Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of Penns Woods, Luzerne or the holders of any of the shares of Luzerne Common Stock, the Merger shall be effected in accordance with the following terms:

(a)     Each share of Penns Woods Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

(b)     All shares of Luzerne Common Stock held in the treasury of Luzerne (“Treasury Stock”) and each share of Luzerne Common Stock owned by Penns Woods immediately prior to the Effective Time (if any) (other than shares held in a fiduciary capacity or in connection with debts previously contracted) (“Penns Woods Owned Shares”) shall, at the

Effective Time, cease to exist, and the certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

(c)     Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of Luzerne Common Stock (excluding Treasury Stock, Penns Woods Owned Shares and shares of Luzerne Common Stock that are owned by Luzerne shareholders properly exercising their dissenters rights pursuant to Section 1572 of the PBCL (“Dissenter Shares”)) issued and outstanding immediately prior to the Effective Time shall be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 3.2) into either the right to receive (i) $61.86 in cash without interest (the “Cash Consideration”) or (ii) 1.5534 shares (the “Exchange Ratio”) of Penns Woods Common Stock (the “Common Stock Consideration”) or a combination thereof.  The Cash Consideration and the Common Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(d)     After the Effective Time, shares of Luzerne Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall represent thereafter by operation of this section only the right to receive Merger Consideration as set forth in this Article and any Dissenter Shares shall thereafter represent only the right to receive applicable payments as set forth in Section 3.3.

(e)     In the event Penns Woods changes the number of shares of Penns Woods Common Stock issued and outstanding between the date hereof and the Effective Time as a result of a stock split, stock dividend, extraordinary dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. In addition, in the event Penns Woods enters into an agreement pursuant to which shares of Penns Woods Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each holder of Luzerne Common Stock entitled to receive shares of Penns Woods Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount or obligations of such other corporation as such shareholder would be entitled to receive if the Effective Time had occurred immediately prior to the happening of such event. Furthermore, in any such event, the Cash Consideration shall also be proportionately adjusted.

(f)      Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Penns Woods Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Penns Woods Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Penns Woods.  In lieu of the issuance of any such fractional share, Penns Woods shall pay to each former holder of Luzerne Common Stock who otherwise would be entitled to receive a fractional share of Penns Woods Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the closing sales price of a share of Penns Woods Common Stock reported on Nasdaq on the trading day immediately preceding the Closing Date.  For purposes of determining any fractional share interest, all shares of Luzerne Common

Stock owned by a Luzerne shareholder shall be combined so as to calculate the maximum number of whole shares of Penns Woods Common Stock issuable to such Luzerne shareholder.

3.2.              Procedures for Exchange of Luzerne Common Stock.

(a)     Exchange Procedures.

(i)            Ten (10) days prior to the Effective Time, or as soon as practical prior to the Effective Time, Penns Woods shall (A) deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Luzerne Common Stock, an amount of cash necessary to make payments of cash in accordance with this Section 3.2 to be paid as part of the Merger Consideration (together with any dividends or distributions with a record date occurring on or after the Effective Time with respect thereto without any interest on any such cash, dividends or distributions and cash for fractional shares pursuant to Section 3.1(f)) and (B) provide the Exchange Agent with the irrevocable authorization to issue sufficient shares of Penns Woods Common Stock (“New Certificates”) (such cash and certificates for shares of Penns Woods Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(ii)           As promptly as practicable after the Effective Time, but in any event within five (5) business days after the Effective Time, the Exchange Agent shall mail to each holder of a Certificate that has not previously submitted an Election Form, transmittal materials (the “Letter of Transmittal”) for use in exchanging their Certificates for New Certificates and/or cash. The Letter of Transmittal will contain instructions with respect to the surrender of the Certificates and the receipt of the Merger Consideration in exchange therefor. Upon the shareholder’s delivery to the Exchange Agent of Certificates owned by such shareholder representing shares of Luzerne Common Stock (or an indemnity affidavit reasonably satisfactory to Penns Woods and the Exchange Agent, if such certificates are lost, stolen or destroyed), and the duly completed Letter of Transmittal, the Exchange Agent shall cause New Certificates into which such shares of Luzerne Common Stock are converted at the Effective Time to be delivered to such shareholder and/or any check in respect of cash to be paid as part of the Merger Consideration (and in respect of any fractional share interests, dividends or distributions that such shareholder shall be entitled to receive).  No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions that any such shareholder shall be entitled to receive pursuant to this Article III.

(iii)          No dividends or other distributions with respect to Penns Woods Common Stock with a record date occurring on or after the Effective Time shall be paid to the record holder of any unsurrendered Certificate representing shares of Luzerne Common Stock converted in the Merger into the right to receive shares of such Penns Woods Common Stock until the holder thereof receives New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.2(a). After becoming so entitled in accordance with this Section 3.2(a), the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Penns Woods Common Stock, and which such holder had the right to receive upon surrender of the Certificates.

(b)     Exchange of Certificates.  Each holder of a Certificate or Certificates (excluding Luzerne and Penns Woods) will have the following options in connection with the exchange of their Luzerne Common Stock in connection with the Merger:

(i)            at the option of the holder, all of such holder’s Luzerne Common Stock deposited with the Exchange Agent shall be converted into and become the Common Stock Consideration (such election, the “All Stock Election”), provided that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.1(f); or

(ii)           at the option of the holder, all of such holder’s Luzerne Common Stock deposited with the Exchange Agent shall be converted into and become the Cash Consideration (such election, the “All Cash Election”); or

(iii)          at the option of the holder, such holder’s aggregate number of shares of Luzerne Common Stock deposited with the Exchange Agent shall be converted into and become any combination of the Common Stock Consideration and the Cash Consideration (such election, the “Mixed Election”); or

(iv)          if no Election is made by the holder by the Election Deadline, all of such holder’s shares of Luzerne Common Stock shall be deemed to be “Non-Election Shares” and shall be convertible at the discretion of Penns Woods into either the Common Stock Consideration or the Cash Consideration, or a combination thereof, subject to the allocation and proration provisions in Sections 3.2(f) and (g).

(c)     Procedures for Election.  An election form and other appropriate transmittal materials in such form as Luzerne and Penns Woods shall mutually agree (the “Election Form”) shall be mailed to holders of a Certificate or Certificates concurrent with or immediately after the mailing of the Proxy/Prospectus. The “Election Deadline” shall be 5:00 p.m., New York City time, on the business day prior to the date of the Luzerne Shareholder Meeting or, if the Closing Date is more than five (5) business days following the Luzerne Shareholder Meeting, five (5) business days preceding the Closing Date, after which an Election may not be made.

(d)     Perfection of the Election.  An Election shall be considered to have been validly made by a holder of a Certificate or Certificates only if the Exchange Agent shall have received an Election Form properly completed and executed by such shareholder prior to the Election Deadline. Holders of record of shares of Luzerne Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Luzerne Common Stock held by that Representative for a particular beneficial owner.

(e)     Revocation of Election.  Any holder of a Certificate or Certificates may at any time prior to the Election Deadline revoke such holder’s Election and submit a new Election Form in accordance with the procedures in Section 3.2(b) by providing written notice that is received by the Exchange Agent by 5:00 p.m., New York City time, on the business day prior to the Election Deadline.

(f)      Limitations on Common Stock Consideration.  Notwithstanding any other provision contained in this Agreement, 90% of the total number of shares of Luzerne Common Stock outstanding at the Effective Time (excluding shares of Luzerne Common Stock to be cancelled as provided in Section 3.1(b)) (the “Anticipated Stock Conversion Number”) shall be converted into the Common Stock Consideration and the remaining outstanding shares of Luzerne Common Stock (excluding shares of Luzerne Common Stock to be canceled as provided in Section 3.1(b)) shall be converted into the Cash Consideration; provided, however, that if the number of shares of Luzerne Common Stock (excluding shares of Luzerne Common Stock to be cancelled as provided in Section 3.1(b)) with respect to which holders of a Certificate or Certificates have elected to receive the Common Stock Consideration (whether in All-Stock Elections or in Mixed Elections) (the “Stock Election Number”) exceeds the Anticipated Stock Conversion Number, then Penns Woods may, in its sole discretion, increase the number of such shares convertible into the Common Stock Consideration to a number not to exceed the Stock Election Number (the “Accommodation Stock Conversion Number”) and the remaining outstanding shares of Luzerne Common Stock (excluding shares of Luzerne Common Stock to be canceled as provided in Section 3.1(b)) shall be converted into the Cash Consideration.

(g)     Allocation and Proration.  To the extent necessary to satisfy the limitations in Section 3.2(f), within three (3) business days after the Election Deadline, Penns Woods shall cause the Exchange Agent to effect the allocation among holders of Luzerne Common Stock of rights to receive the Cash Consideration and the Common Stock Consideration as follows:

(i)            If the Stock Election Number exceeds the Anticipated Stock Conversion Number, then all shares with respect to which holders have made the Cash Election (“Cash Election Shares”) and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the number of shares of Penns Woods Common Stock equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) the Exchange Ratio by (3) a fraction the numerator of which is the Anticipated Stock Conversion Number and the denominator of which is the Stock Election Number (the “Stock Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Stock Proration Factor;

(ii)           If the Stock Election Number is less than the Anticipated Stock Conversion Number (the amount by which the Anticipated Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Common Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A)          if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the number of shares of Penns Woods Common Stock equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Exchange Ratio by (z) a fraction the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (the “Non-Election Proration Factor”) and (2) cash in an amount equal to the product obtained by multiplying (A) the number of Non-Election Shares held by such holder by (B) the Cash Consideration by (C) one minus the Non-Election Proration Factor; or

(B)           if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Common Stock Consideration, and each holder of Cash Election Shares shall receive (1) the number of shares of Penns Woods Common Stock equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Stock Exchange Ratio by (z) a fraction the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares (the “Cash Proration Factor”) and (2) cash in an amount equal to the product obtained by multiplying (A) the number of Cash Election Shares held by such holder by (B) the Cash Consideration by (C) one minus the Cash Proration Factor.

(iii)          Notwithstanding the foregoing, the holders of one hundred (100) or fewer shares of Luzerne Common Stock of record on the date of this Agreement who have elected the All Cash Election shall not be required to have any of their shares of Luzerne Common Stock converted into Penns Woods Common Stock.

(h)     Rights of Certificate Holders after the Effective Time.  The holder of a Certificate that prior to the Merger represented issued and outstanding Luzerne Common Stock shall have no rights, after the Effective Time, with respect to such Luzerne Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement.  No dividends or other distributions declared after the Effective Time with respect to Penns Woods Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.2.  After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive, without any interest thereon, any such dividends or other distributions with a record date after the Effective Time, which theretofore had become payable with respect to shares of Penns Woods Common Stock represented by such Certificate.

(i)      Surrender by Persons Other than Record Holders.  If the Person surrendering a Certificate and signing the accompanying Letter of Transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the Letter of Transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(j)      Closing of Transfer Books.  From and after the Effective Time, there shall be no transfers on the stock transfer books of Luzerne of Luzerne Common Stock that was issued and outstanding immediately prior to the Effective Time other than to settle transfers of Luzerne

Common Stock that occurred prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.2.

(k)     Return of Exchange Fund.  At any time following the twelve (12) month period after the Effective Time, Penns Woods shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund that had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Penns Woods (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them.  Notwithstanding the foregoing, neither Penns Woods nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to applicable abandoned property, escheat or other similar law.

(l)      Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Penns Woods, the posting by such person of a bond in such amount as Penns Woods may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(m)    Withholding.  Penns Woods or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Luzerne Common Stock such amounts as Penns Woods (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by Penns Woods or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Luzerne Common Stock in respect of whom such deduction and withholding were made by Penns Woods or the Exchange Agent.

(n)     No Liability.  None of Penns Woods, Luzerne any of their respective Affiliates or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(o)     Reservation of Shares.  Penns Woods shall reserve for issuance a sufficient number of shares of Penns Woods Common Stock for the purpose of issuing shares of Penns Woods Common Stock to the Luzerne shareholders in accordance with this Article III.

3.3.              Dissenting Shareholders.

Any holder of shares of Luzerne Common Stock who perfects such holder’s appraisal rights in accordance with and as contemplated by Sections 1571 through 1580 the PBCL shall be entitled to receive from Penns Woods, in lieu of the Merger Consideration, the value of such shares as to which dissenters rights have been perfected in cash as determined pursuant to such provision of law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of such law, and surrendered to Penns Woods the Certificate or Certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Luzerne fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s Dissenter Shares, Penns Woods shall issue and deliver the consideration to which such holder of shares of Luzerne Common Stock is entitled under this Article III upon surrender by such holder of the Certificate or Certificates representing such shares of Luzerne Common Stock held by such holder.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF LUZERNE

Luzerne represents and warrants to Penns Woods that the statements contained in this Article IV are correct and complete as of the date of this Agreement, except as set forth in the Luzerne Disclosure Schedule delivered by Luzerne to Penns Woods on the date hereof.  Luzerne has made a good faith effort to ensure that the disclosure on each schedule of the Luzerne Disclosure Schedule corresponds to the section referenced herein.  However, for purposes of the Luzerne Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant.  References to the Knowledge of Luzerne shall include the Knowledge of Luzerne Bank.

4.1.              Organization.

(a)     Luzerne is a corporation duly organized and subsisting under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA.  Luzerne has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(b)     Luzerne Bank is a Pennsylvania-chartered bank duly organized and subsisting under the laws of the Commonwealth of Pennsylvania and is regulated by the PDB and the FRB.  Luzerne Bank has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.  The deposits of Luzerne Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Luzerne Bank when due.  Luzerne Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c)     Luzerne Disclosure Schedule 4.1(c) sets forth each Luzerne Subsidiary, the state of organization of each Luzerne Subsidiary and the percentage of the outstanding equity securities or membership or other interests owned by Luzerne or Luzerne Bank.  Each Luzerne Subsidiary is a corporation, limited liability company or other entity duly organized and subsisting under the laws of its jurisdiction of incorporation or organization.  Each Luzerne Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(d)     The respective minute books of Luzerne, Luzerne Bank and each other Luzerne Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e)     Prior to the date of this Agreement, Luzerne has made available to Penns Woods true and correct copies of the articles of incorporation and bylaws of Luzerne and similar governing documents of Luzerne Bank and each other Luzerne Subsidiary, each as in effect on the date hereof.

4.2.              Capitalization.

(a)     The authorized capital stock of Luzerne consists of 5,000,000 shares of common stock, $2.50 par value per share, and 1,000,000 shares of preferred stock, $2.50 par value per share.  As of the date of this Agreement, there are (a) 678,884 shares of Luzerne Common Stock issued and outstanding, (b) 2,190 shares of Luzerne Common Stock held by Luzerne as Treasury Stock, and (c) no other shares of capital stock or other voting securities of Luzerne issued, reserved for issuance or outstanding.  All of the issued and outstanding shares of Luzerne Common Stock have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights.  As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Luzerne, nor any trust preferred or subordinated debt securities of Luzerne, are issued or outstanding.  There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Luzerne, or otherwise obligating Luzerne to issue, transfer, sell, purchase, redeem, or otherwise acquire, to register under the Securities Act and the rules and regulations of the SEC thereunder, or to pay a dividend on any such securities.  Except for the Luzerne Affiliate Letters, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Luzerne Common Stock or other equity interests of Luzerne.

(b)     Luzerne owns all of the capital stock of Luzerne Bank, free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind (collectively, “Liens”).  Except for the Luzerne Subsidiaries, Luzerne does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Luzerne Subsidiaries, equity interests held by Luzerne Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Luzerne Subsidiaries, including stock in the FHLB.  Except as set forth on Luzerne Disclosure Schedule 4.2(b), either Luzerne or Luzerne Bank owns all of the outstanding shares of capital stock or equity interests of each Luzerne Subsidiary free and clear of all Liens.

(c)     To Luzerne’s Knowledge, except as set forth on Luzerne Disclosure Schedule 4.2(c), no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Luzerne Common Stock.

(d)     All contractual or other rights or obligations (including preemptive rights) of Luzerne or any Luzerne Subsidiary to purchase or sell any shares of capital stock, partnership, membership or joint venture interests, or other equitable interests in any Person are set forth on Luzerne Disclosure Schedule 4.2(d).

4.3.              Authority; No Violation.

(a)     Luzerne has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by Luzerne’s shareholders, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Luzerne and the consummation by Luzerne of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Luzerne, and no other corporate proceedings on the part of Luzerne, except for the approval of the Luzerne shareholders, is necessary to consummate the transactions contemplated hereby, including the Merger.  This Agreement has been duly and validly executed and delivered by Luzerne and, subject to (i) approval by the shareholders of Luzerne, (ii) receipt of the Regulatory Approvals, and (iii) due and valid execution and delivery of this Agreement by Penns Woods, constitutes the valid and binding obligation of Luzerne, enforceable against Luzerne in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b)     Subject to receipt of Regulatory Approvals, approval by the required vote of Luzerne’s shareholders and Luzerne’s and Penns Woods’ compliance with any conditions contained therein, (i) the execution and delivery of this Agreement by Luzerne, (ii) the consummation of the transactions contemplated hereby, and (iii) compliance by Luzerne with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Luzerne or similar governing document of any of the Luzerne Subsidiaries, including Luzerne Bank, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Luzerne or any Luzerne Subsidiary or any of their respective properties or assets, or (C) except as set forth in Luzerne Disclosure Schedule 4.3(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of Luzerne or any Luzerne Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Luzerne or any Luzerne Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (B) and (C), for any violations, conflicts, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.

4.4.              Consents.

Except as set forth on Luzerne Disclosure Schedule 4.4 and except for the Regulatory Approvals, approval of the shareholders of Luzerne, and consents, approvals, filings and registrations from or with the SEC and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are, or will be, necessary, and no consents or approvals of any third parties are, or will be, necessary, in connection with (a) the execution and delivery of this Agreement by Luzerne and (b) the completion by Luzerne of the transactions contemplated hereby.  As of the date of this Agreement, Luzerne (x) has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Luzerne or Luzerne Bank to complete the transactions contemplated by this Agreement and (y) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.5.              Financial Statements; Undisclosed Liabilities.

(a)     Luzerne has previously made available, or will make available, to Penns Woods the Luzerne Regulatory Reports.  The Luzerne Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present, or will fairly present, in all material respects the financial position, results of operations and changes in shareholders’ equity of Luzerne as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(b)     Luzerne has previously made available, or will make available, to Penns Woods the Luzerne Financial Statements.  The Luzerne Financial Statements have been, or will be, prepared in accordance with GAAP, and (including the related notes where applicable) fairly present, or will fairly present, in each case in all material respects the consolidated financial position, results of operations and cash flows of Luzerne and the Luzerne Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein), in accordance with GAAP during the periods involved, except as indicated in the notes thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

(c)     As of the date of each balance sheet included in the Luzerne Financial Statements, neither Luzerne nor Luzerne Bank, as applicable, has had, or will have, any material liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Luzerne Financial Statements or Luzerne Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and except in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes.

(d)     Except as set forth on Luzerne Disclosure Schedule 4.5(d), the records, systems, controls, data and information of Luzerne and the Luzerne Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Luzerne or any Luzerne Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in this Section 4.5(d).  Luzerne (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) to the extent required by applicable law, has implemented and maintains disclosure controls and procedures to ensure that material information relating to Luzerne, including its consolidated Luzerne Subsidiaries, is made known to the chief executive officer and the chief financial officer of Luzerne by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Luzerne’s outside auditors and the audit committee of Luzerne’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Luzerne’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Luzerne’s internal control over financial reporting.  These disclosures (if any) were made in writing by management to Luzerne’s auditors and audit committee and a copy has previously been made available to Penns Woods.

(e)     Since December 31, 2011, (i) neither Luzerne nor any of the Luzerne Subsidiaries nor, to the Knowledge of Luzerne, any director, officer, employee, auditor, accountant or representative of Luzerne or any of the Luzerne Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Luzerne or any of the Luzerne Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Luzerne or any of the Luzerne Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Luzerne or any of the Luzerne Subsidiaries, whether or not employed by Luzerne or any of the Luzerne Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Luzerne or any of its officers, directors, employees or agents to the Board of Directors of Luzerne or any committee thereof or to any director or officer of Luzerne.

4.6.              Taxes.

Except as described in Luzerne Disclosure Schedule 4.6, Luzerne and the Luzerne Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Code.  Luzerne has duly filed, and will file, all federal, state and local tax returns required to be filed by, or with respect to, Luzerne and every Luzerne Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from Luzerne and any Luzerne Subsidiary by any taxing authority or pursuant to any tax sharing agreement on or prior to the

Closing Date other than taxes or other charges that (a) are not delinquent, (b) are being contested in good faith, or (c) have not yet been fully determined.  Except as set forth in Luzerne Disclosure Schedule 4.6, as of the date of this Agreement, Luzerne has received no written notice of, and to Luzerne’s Knowledge there is no, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Luzerne or any Luzerne Subsidiary, and no written claim has been made by any Governmental Entity in a jurisdiction where Luzerne or any Luzerne Subsidiary does not file tax returns that Luzerne or any Luzerne Subsidiary is subject to taxation in that jurisdiction.  Luzerne and the Luzerne Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect.  Luzerne and each Luzerne Subsidiary has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Luzerne and each Luzerne Subsidiary, to Luzerne’s Knowledge, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Except as set forth in Luzerne Disclosure Schedule 4.6, neither Luzerne nor any Luzerne Subsidiary is a party to any tax sharing, tax indemnity, or tax allocation agreement or similar contract or understanding.

4.7.              No Material Adverse Effect.

Luzerne has not suffered any Material Adverse Effect since December 31, 2011, and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Luzerne.

4.8.              Material Contracts; Leases; Defaults.

(a)     Except as set forth on Luzerne Disclosure Schedule 4.8(a), neither Luzerne nor any Luzerne Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Luzerne or any Luzerne Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Luzerne or any Luzerne Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Luzerne or any Luzerne Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by Luzerne or any Luzerne Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money in excess of $50,000 whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Luzerne or any Luzerne Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) that would be applicable on or after the Closing Date to any Person; (vi) any other agreement, written or oral, that obligates Luzerne or any Luzerne Subsidiary for the payment of more than $25,000 annually or for the payment of more than $50,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the-shelf” software), or (vii)  any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Luzerne or any Luzerne Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

(b)     Luzerne Disclosure Schedule 4.8(b) identifies each parcel of real estate owned, leased or subleased by Luzerne, Luzerne Bank or any Luzerne Subsidiary.  Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of any such lease, is listed in Luzerne Disclosure Schedule 4.8(b), identifying the section of the lease that contains such prohibition or restriction.  Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither Luzerne nor any Luzerne Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c)     True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.8(a) and 4.8(b) (collectively, the “Luzerne Material Contracts”) have been made available to Penns Woods on or before the date hereof, and are in full force and effect on the date hereof, and neither Luzerne nor any Luzerne Subsidiary (nor, to the Knowledge of Luzerne, any other party to any Luzerne Material Contract) has materially breached any provision of, or is in default in any respect under any term of, any Luzerne Material Contract.  Except as listed on Luzerne Disclosure Schedule 4.8(c), no party to any Luzerne Material Contract will have the right to terminate any or all of the provisions of any such Luzerne Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d)     Except as listed on Luzerne Disclosure Schedule 4.8(d), since December 31, 2011, through and including the date of this Agreement, neither Luzerne nor any Luzerne Subsidiary has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice or as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2011 (which amounts have been previously made available to Penns Woods), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Luzerne Disclosure Schedule 4.12, as in effect as of the date hereof), or paid any bonus other than the customary bonuses in amounts consistent with past practice, (ii) granted any options or warrants to purchase shares of Luzerne Common Stock, or any Right to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under any option or benefit plan, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of

Luzerne or any of the Luzerne Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments except at the direction or request of any Bank Regulator, (vii) entered into any lease of real or personal property requiring annual payments in excess of $10,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Luzerne or the Luzerne Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy except in accordance with any changes in GAAP, or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.9.              Ownership of Property; Insurance Coverage.

(a)     Luzerne and each Luzerne Subsidiary has good and, as to real property and securities, marketable title to all material assets and properties owned, and as to securities held, by Luzerne or any Luzerne Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Luzerne Regulatory Reports and in the Luzerne Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material Liens, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Luzerne Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Luzerne Financial Statements.  Such securities are valued on the books of Luzerne and each of the Luzerne Subsidiaries in accordance with GAAP.  Luzerne and the Luzerne Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Luzerne and the Luzerne Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.  Neither Luzerne nor any Luzerne Subsidiary is in default in any material respect under any lease for any real or personal property to which either Luzerne or any Luzerne Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on Luzerne.

(b)     With respect to all agreements pursuant to which Luzerne or any Luzerne Subsidiary has purchased securities subject to an agreement to resell, if any, Luzerne or such Luzerne Subsidiary, as the case may be, has a valid, perfected first Lien in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.  Luzerne and each of the Luzerne Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Luzerne and each such Luzerne Subsidiary believes are prudent and reasonable in the context of such businesses.

(c)     Luzerne and each Luzerne Subsidiary currently maintain insurance considered by Luzerne to be reasonable for their respective operations in accordance with industry practice.  Neither Luzerne nor any Luzerne Subsidiary, except as set forth in Luzerne Disclosure Schedule 4.9(c), has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased.  Except as set forth on Luzerne Disclosure Schedule 4.9(c), there are presently no material claims pending under such policies of insurance and no notices have been given by Luzerne or any Luzerne Subsidiary under such policies (other than with respect to health or disability insurance).  All such insurance is valid and enforceable and in full force and effect, and within the last three years Luzerne and each Luzerne Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.  Luzerne Disclosure Schedule 4.9(c) identifies all material policies of insurance maintained by Luzerne and each Luzerne Subsidiary as well as the other matters required to be disclosed under this Section 4.9(c).

4.10.            Legal Proceedings.

Except as set forth in Luzerne Disclosure Schedule 4.10, neither Luzerne nor any Luzerne Subsidiary is a party to any, and there are no pending or, to Luzerne’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any material nature (a) against Luzerne or any Luzerne Subsidiary, (b) to which Luzerne or any Luzerne Subsidiary’s material assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) that would reasonably be expected to adversely affect the ability of Luzerne or Luzerne Bank to perform under this Agreement in any material respect.

4.11.            Compliance With Applicable Law.

(a)     Each of Luzerne and each Luzerne Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Bank Secrecy Act, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Luzerne nor any Luzerne Subsidiary has received any written notice to the contrary except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Luzerne.  The Board of Directors of Luzerne Bank has adopted, and Luzerne Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b)     Each of Luzerne and each Luzerne Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Luzerne; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

(c)     Other than those listed on Luzerne Disclosure Schedule 4.11(c), since January 1, 2010, neither Luzerne nor any Luzerne Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that Luzerne or any Luzerne Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Luzerne or any Luzerne Subsidiary; (iii) requiring, or threatening to require, Luzerne or any Luzerne Subsidiary, or indicating that Luzerne or any Luzerne Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Luzerne or any Luzerne Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Luzerne or any Luzerne Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Luzerne Regulatory Agreement”).  Copies of all Luzerne Regulatory Agreements, if any, and all related correspondence between or among Luzerne or any Luzerne Subsidiary and any Bank Regulator have heretofore been made available to Penns Woods.  Neither Luzerne nor any Luzerne Subsidiary has consented to or entered into any Luzerne Regulatory Agreement that is currently in effect or that was in effect since January 1, 2010.  The most recent regulatory rating given to Luzerne Bank as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.

(d)     Each of Luzerne and Luzerne Bank are “well capitalized” within the meaning of the regulations of the FRB and the FDIC, respectively, and neither Luzerne nor Luzerne Bank knows of any facts or circumstances that would reflect adversely on the financial and managerial standards to be applied by the FRB under the BHCA in determining whether to approve the Merger.

4.12.            Employee Benefit Plans.

(a)     Luzerne Disclosure Schedule 4.12 contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to

ERISA (including any funding mechanism therefor), including, without limitation, supplemental executive retirement plans, stock purchase plans, stock option plans, restricted stock plans, stock appreciation rights plans, severance arrangements, employment agreements, consulting agreements, settlement agreements, release agreements, loan arrangements, change-in-control agreements, fringe benefit plans, bonus plans, incentive plans, director deferred agreements, director retirement agreements, deferred compensation plans and all other benefit practices, policies and arrangements (including vacation) under which any current or former employee, director or independent contractor of Luzerne or any Luzerne Subsidiary has any present or future right to benefits or under which Luzerne or any Luzerne Subsidiary has any present or future liability.  All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Luzerne Benefit Plans.”

(b)     With respect to each Luzerne Benefit Plan, Luzerne has made available to Penns Woods a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter issued by the IRS and any current application to the IRS for such letter, if applicable; (iii) the most recent summary plan description and any subsequent summaries of material modifications or planned modification; and (iv) annual return/reports on Form 5500 for the last three plan years with respect to each Luzerne Benefit Plan which is required to file such annual return/report.

(c)     (i) Except as would not have, individually or in the aggregate, a Material Adverse Effect, each Luzerne Benefit Plan that is subject to ERISA and the Code has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Luzerne Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and to the Knowledge of Luzerne, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) to the Knowledge of Luzerne, no event has occurred and no condition exists that is reasonably likely to subject Luzerne or any Luzerne Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any Tax, fine, Lien, penalty or other liability imposed by ERISA or the Code; (iv) except as set forth in Luzerne Disclosure Schedule 4.12, no Luzerne Benefit Plan provides, and Luzerne and the Luzerne Subsidiaries have no obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by Section 4980B of the Code and/or other applicable law; and (v) all contributions required to be made under the terms of any Luzerne Benefit Plan have been timely made or, if not yet due, have been properly reflected in Luzerne’s financial statements in accordance with GAAP.

(d)     Except as set forth in Luzerne Disclosure Schedule 4.12, Luzerne and the Luzerne Subsidiaries do not maintain, and have not maintained within the last ten years, a defined benefit plan.  None of the Luzerne Benefit Plans is a “multiemployer plan” (within the meaning of ERISA Section 3(37)) and none of Luzerne, the Luzerne Subsidiaries or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e)     Except as set forth in Luzerne Disclosure Schedule 4.12, with respect to any Luzerne Benefit Plan, the assets of any trust under such Luzerne Benefit Plan, Luzerne Benefit Plan sponsor, Luzerne Benefit Plan fiduciary or Luzerne Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Luzerne, threatened and (ii) to the Knowledge of Luzerne, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(f)      Except as set forth in Luzerne Disclosure Schedule 4.12, the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of Luzerne or any Luzerne Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director.

(g)     Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Luzerne Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in good faith compliance with Section 409A of the Code.  Except as set forth in Luzerne Disclosure Schedule 4.12, no outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code.  In addition, Luzerne Disclosure Schedule 4.12 sets forth the amounts of any deferred compensation payable to any employee or director of Luzerne.

(h)     Luzerne has not communicated to any current or former employee thereof any intention or commitment to modify in any material respect any Luzerne Benefit Plan or contract to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

4.13.            Environmental Matters.

Except as may be set forth in Luzerne Disclosure Schedule 4.13, to the Knowledge of Luzerne, with respect to Luzerne and each Luzerne Subsidiary:

(a)     Neither (i) the conduct nor operation of the business of Luzerne or any Luzerne Subsidiary nor (ii) any condition of any property currently or previously owned or operated by Luzerne or any Luzerne Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Luzerne or any Luzerne Subsidiary.  No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Luzerne or any Luzerne Subsidiary by reason of any Environmental Laws.  Neither Luzerne nor any Luzerne Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Luzerne or any Luzerne Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by Luzerne or any Luzerne Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Luzerne or any Luzerne Subsidiary;

(b)     There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Luzerne’s Knowledge, threatened, before any court, Governmental Entity or other forum against Luzerne or any Luzerne Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Luzerne or any Luzerne Subsidiary; and

(c)     There are no underground storage tanks on, in or under any properties owned or operated by Luzerne or any of the Luzerne Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by Luzerne or any of the Luzerne Subsidiaries except in compliance with Environmental Laws in all material respects.

4.14.            Brokers, Finders and Financial Advisors.

Neither Luzerne nor any Luzerne Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Janney Montgomery Scott LLC (“Janney”) by Luzerne and the fee payable pursuant thereto.

4.15.            Loan Matters.

(a)     The allowance for loan losses reflected in Luzerne’s audited consolidated balance sheet at December 31, 2011 was, and the allowance for loan losses shown on Luzerne’s balance sheets for periods ending after December 31, 2011 was, or will be, adequate, as of the date thereof, under GAAP.

(b)     Luzerne Disclosure Schedule 4.15(b) sets forth a listing, as of September 30, 2012, by account, of: (i) all loans (including loan participations) of Luzerne Bank or any other Luzerne Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of Luzerne Bank or any other Luzerne Subsidiary which have been terminated by Luzerne Bank or any other Luzerne Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified Luzerne Bank or any other Luzerne Subsidiary during the past twelve months of, or has asserted against Luzerne Bank or any other Luzerne Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Luzerne Bank, each borrower, customer or other party which has given Luzerne Bank or any other Luzerne Subsidiary any oral notification of, or orally asserted to or against Luzerne Bank or any other Luzerne Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by Luzerne Bank or any Luzerne Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.  Except as set forth on Luzerne Disclosure Schedule 4.15(b), all loans of Luzerne Bank have been classified as of September 30, 2012 in accordance with the loan policies and procedures of Luzerne Bank.

(c)     Except as set forth on Luzerne Disclosure Schedule 4.15(e), all loans receivable (including discounts) and accrued interest entered on the books of Luzerne and the Luzerne Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Luzerne’s or the appropriate Luzerne Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be.  The loans, discounts and the accrued interest reflected on the books of Luzerne and the Luzerne Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.  All such loans are owned by Luzerne or the appropriate Luzerne Subsidiary free and clear of any Liens.

(d)     The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e)     Luzerne Disclosure Schedule 4.15(e) sets forth, as of September 30, 2012, a schedule of all executive officers and directors of Luzerne who have outstanding loans from Luzerne or Luzerne Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f)      To the Knowledge of Luzerne, no shares of Luzerne Common Stock were purchased with the proceeds of a loan made by Luzerne or any Luzerne Subsidiary.

4.16.            Related Party Transactions.

Except as set forth in Luzerne Disclosure Schedule 4.16 and except for any intracompany transactions, neither Luzerne nor any Luzerne Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Luzerne or any Luzerne Subsidiary.  All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features.  Except as set forth in Luzerne Disclosure Schedule 4.16, no loan or credit accommodation to any Affiliate of Luzerne or any Luzerne Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended.  Neither Luzerne nor any Luzerne Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Luzerne is inappropriate.  Except as set forth in Luzerne Disclosure Schedule 4.16, no shareholder or Affiliate of Luzerne (other than Luzerne and the Luzerne Subsidiaries) owns any material property or asset used in the conduct of the business of Luzerne and the Luzerne Subsidiaries.

4.17.            Credit Card Accounts and Merchant Processing.

(a)     Credit Card Accounts.  Neither Luzerne nor any Luzerne Subsidiary originates, maintains or administers credit card accounts.

(b)     Merchant Processing.  Except as set forth on Luzerne Disclosure Schedule 4.17(b), neither Luzerne nor any Luzerne Subsidiary provides, or has provided, merchant credit card processing services to any merchants.

4.18.            Required Vote.

The affirmative vote of a majority of the votes cast at the Luzerne Shareholders’ Meeting by the holders of shares of Luzerne Common Stock is required to approve this Agreement and the Merger under Luzerne’s articles of incorporation and the PBCL; provided that this Agreement and the Merger were approved by the Luzerne Board of Directors, which approval was obtained prior to the execution of this Agreement by Penns Woods.

4.19.            Registration Obligations.

Neither Luzerne nor any Luzerne Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.20.            Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Luzerne’s own account, or for the account of one or more of the Luzerne Subsidiaries or their customers (all of which are set forth in Luzerne Disclosure Schedule 4.20), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Luzerne or any Luzerne Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.  Neither Luzerne nor any Luzerne Subsidiary, nor to the Knowledge of Luzerne any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.21.            Fairness Opinion.

Luzerne has received a written opinion from Janney to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration is fair to Luzerne shareholders from a financial point of view.  Such opinion has not been amended or rescinded as of the date of this Agreement.

4.22.            Trust Accounts.

Luzerne Bank and each Luzerne Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations.  Except as set forth in Luzerne Disclosure Schedule 4.22, neither Luzerne Bank nor any other Luzerne Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

4.23.            Intellectual Property.

Luzerne and each Luzerne Subsidiary owns or possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Luzerne’s or each of the Luzerne Subsidiaries’ business, and neither Luzerne nor any Luzerne Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Luzerne and each Luzerne Subsidiary has performed all the material obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.  To Luzerne’s Knowledge, the conduct of the business of Luzerne and each Luzerne Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

4.24.            Labor Matters.

There are no labor or collective bargaining agreements to which Luzerne or any Luzerne Subsidiary is a party.  To the Knowledge of Luzerne, there is no activity involving Luzerne or any Luzerne Subsidiary seeking to certify a collective bargaining unit involving any of their employees.  There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or threatened against Luzerne or any Luzerne Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Luzerne, threatened against Luzerne or any Luzerne Subsidiary (other than routine employee grievances that are not related to union employees). Luzerne and each Luzerne Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

4.25.            Luzerne Information Supplied.

None of the information supplied or to be supplied by Luzerne for inclusion or incorporation by reference in the Proxy Statement and/or in the Registration Statement, as applicable, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or in any amendment or supplement thereto will, at the time the Proxy Statement or any such supplement or amendment thereto is first mailed to the shareholders of Luzerne or at the time Luzerne shareholders vote on the matters at the Luzerne Shareholders’ Meeting or at the time the Registration Statement or any such amendment or supplement thereto becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No representation or warranty is made by Luzerne in this Section 4.25 with respect to statements made or incorporated by reference therein based on information supplied by Penns Woods in writing expressly for inclusion or incorporation by reference in the Proxy Statement, the Registration Statement or such other applications, notifications or other documents.  The Proxy Statement will comply as to form in all material respects with the applicable requirements of Form S-4 of the Securities Act.  If at any time prior to the Effective Time any event should be discovered by Luzerne or any of the Luzerne Subsidiaries which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, Luzerne shall promptly so inform Penns Woods.

4.26.            Takeover Laws.

The adoption and approval by the board of directors of Luzerne of this Agreement, the Merger and the other transactions contemplated in this Agreement represent all the action necessary to render inapplicable to this Agreement, the Merger and such other transactions, the provisions of any potentially applicable anti-takeover, control share, fair price, moratorium, interested shareholder or similar Law, and, to the extent applicable, the provisions of Articles 6 and 15 of Luzerne Articles of Incorporation.

4.27.            Quality of Representations.

The representations made by Luzerne in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PENNS WOODS

Penns Woods represents and warrants to Luzerne that the statements contained in this Article V are correct and complete as of the date of this Agreement, except (i) as set forth in the Penns Woods Disclosure Schedules delivered by Penns Woods to Luzerne on the date hereof, (ii) disclosed in any report, schedule, form or other document filed with the SEC by Penns Woods prior to the date hereof and on or after the date on which Penns Woods filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature).  Penns Woods has made a good faith effort to ensure that the disclosure on each schedule of the Penns Woods Disclosure Schedule corresponds to the section referenced herein.  However, for purposes of the Penns Woods Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant.  References to the Knowledge of Penns Woods shall include the Knowledge of JSS Bank.

5.1.              Organization.

(a)     Penns Woods is a corporation duly organized and subsisting under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA.  Penns Woods has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(b)     JSS Bank is a Pennsylvania-chartered bank duly organized and subsisting under the laws of the Commonwealth of Pennsylvania.  JSS Bank has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.  The deposits of JSS Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.  JSS Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(c)     Penns Woods Disclosure Schedule 5.1(c) sets forth each Penns Woods Subsidiary, the state of organization of each Penns Woods Subsidiary and the percentage of the outstanding equity securities, membership or other interests of such Penns Woods Subsidiary owned by Penns Woods or JSS Bank.  Each Penns Woods Subsidiary is a corporation, limited liability company or other entity duly organized and subsisting under the laws of its jurisdiction of incorporation or organization.  Each Penns Woods Subsidiary has the requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the Commonwealth of Pennsylvania and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such license or qualification.

(d)     The respective minute books of Penns Woods and each Penns Woods Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including all committees thereof).

(e)     Prior to the date of this Agreement, Penns Woods has made available to Luzerne true and correct copies of the articles of incorporation and bylaws of Penns Woods and similar governing documents of JSS Bank and each other Penns Woods Subsidiary, each as in effect on the date hereof.

5.2.              Capitalization.

(a)     The authorized capital stock of Penns Woods consists of (a) 15,000,000 shares of Penns Woods Common Stock, of which, as of the date of this Agreement, 3,838,181 shares were issued and outstanding and (b) 3,000,000 shares of preferred stock, having such par value as the Board of Directors shall fix and determine (“Penns Woods Preferred Stock”), none of which were issued and outstanding as of the date of this Agreement.  All of the issued and outstanding shares of Penns Woods Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  As of the date of this Agreement, there were no shares of Penns Woods Common Stock reserved for issuance upon exercise of options granted as employment inducement awards and under Penns Woods’ equity compensation plans (the “Penns Woods Options”).  As of the date of this Agreement, except pursuant to (i) this Agreement and (ii) the Penns Woods Employee Stock Purchase Plan, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Penns Woods, or otherwise obligating Penns Woods to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.  As of the date of this Agreement, there is no Voting Debt of Penns Woods, nor any trust preferred or subordinated debt securities of Penns Woods are issued or outstanding.  The shares of Penns Woods Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.  Except for the Penns Woods Affiliate Letters, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with regard to the voting or transfer of the Penns Woods Common Stock or other equity interests of Penns Woods.   Penns Woods has, or as of the Effective Time will have, sufficient authorized and unissued shares of Penns Woods Common Stock to issue the Merger Consideration at the Effective Time.  Penns Woods Disclosure Schedule 5.2(a) sets forth the name of each holder and the number of outstanding options or other rights to purchase, and securities convertible or exchangeable into Penns Woods Common Stock or Penns Woods Preferred Stock, the number of shares each holder may acquire pursuant to the exercise of such options, the grant and vesting dates, and the exercise price relating to the options held.

(b)     Penns Woods owns all of the capital stock of JSS Bank free and clear of any Lien. Except for the Penns Woods Subsidiaries, Penns Woods does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Penns Woods Subsidiaries, equity interests held by Penns Woods Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Penns Woods Subsidiaries, including stock in the FHLB.  Either Penns Woods or JSS

Bank owns all of the outstanding shares of capital stock or equity interests of each Penns Woods Subsidiary free and clear of all Liens.

(c)     To Penns Woods’ Knowledge, except as set forth on Penns Woods Disclosure Schedule 5.2(c), no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Penns Woods Common Stock.

(d)     All contractual or other rights or obligations (including preemptive rights) of Penns Woods or any Penns Woods Subsidiary to purchase or sell any shares of capital stock, partnership, membership or joint venture interests, or other equitable interests in any Person are set forth on Penns Woods Disclosure Schedule 5.2(d).

5.3.              Authority; No Violation.

(a)     Penns Woods has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals and the approval of this Agreement by Penns Woods’ shareholders, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Penns Woods and the consummation by Penns Woods of the transactions contemplated hereby, including the Merger have been duly and validly approved by the Board of Directors of Penns Woods, and no other corporate proceedings on the part of Penns Woods, except for the approval of Penns Woods’ shareholders, are necessary to consummate the transactions contemplated hereby, including the Merger.  This Agreement has been duly and validly executed and delivered by Penns Woods and, subject to the receipt of the Regulatory Approvals and approval by the required vote of Penns Woods’ shareholders and due and valid execution and delivery of this Agreement by Luzerne, constitutes the valid and binding obligations of Penns Woods, enforceable against Penns Woods in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

(b)     Subject to receipt of Regulatory Approvals, approval by the required vote of Penns Woods’ shareholders and Luzerne’s and Penns Woods’ compliance with any conditions contained therein, (i) the execution and delivery of this Agreement by Penns Woods, (ii) the consummation of the transactions contemplated hereby, and (iii) compliance by Penns Woods with any of the terms or provisions hereof will not (A) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Penns Woods or any similar governing documents of any Penns Woods Subsidiary, including JSS Bank, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Penns Woods or any Penns Woods Subsidiary or any of their respective properties or assets, or (C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of Penns Woods or any Penns Woods Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (B) and (C), for any violations, conflicts, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Material Adverse Effect.

5.4.              Consents.

Except for the Regulatory Approvals, approval of the shareholders of Penns Woods, and consents, approvals, filings and registrations from or with the SEC and state “blue sky” authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any Governmental Entity are or will be necessary, and no consents or approvals of any third parties are or will be necessary, in connection with (a) the execution and delivery of this Agreement by Penns Woods and (b) the completion by Penns Woods of the transactions contemplated hereby.  Penns Woods (x) has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Penns Woods or JSS Bank to complete the transactions contemplated by this Agreement and (y) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

5.5.              Financial Statements; Undisclosed Liabilities.

(a)     Penns Woods has previously made available, or will make available, to Luzerne the Penns Woods Regulatory Reports.  The Penns Woods Regulatory Reports have been, or will be, prepared in all material respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, throughout the periods covered by such statements, and fairly present or will fairly present in all material respects the financial position, results of operations and changes in shareholders’ equity of Penns Woods as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Bank Regulators, applied on a consistent basis.

(b)     Penns Woods has previously made available, or will make available, to Luzerne the Penns Woods Financial Statements.  The Penns Woods Financial Statements have been or will be prepared in accordance with GAAP, and (including the related notes where applicable) fairly present, or will fairly present, in each case in all material respects the consolidated financial position, results of operations and cash flows of Penns Woods and the Penns Woods Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof (subject in the case of the unaudited interim statements to normal year-end adjustments), in accordance with GAAP during the periods involved, except as indicated in the notes thereto and except in the case of any unaudited statements to normal recurring audit adjustments.

(c)     At the date of each balance sheet included in the Penns Woods Financial Statements, neither Penns Woods nor JSS Bank has had or will have any material liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Penns Woods Financial Statements or Penns Woods Regulatory Reports or in the footnotes thereto that are not fully reflected or reserved against therein or fully disclosed in a footnote thereto and except in the case of any unaudited statements to normal, recurring audit adjustments and, in the case of Penns Woods Regulatory Reports, the absence of footnotes.

(d)     The records, systems, controls, data and information of Penns Woods and the Penns Woods Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Penns Woods or any Penns Woods Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.5(d). Penns Woods (i) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (ii) has implemented and maintains disclosure controls and procedures to ensure that material information relating to Penns Woods, including its consolidated Penns Woods Subsidiaries, is made known to the chief executive officer and the chief financial officer of Penns Woods by others within those entities, and (iii) has disclosed, based on its most recent evaluation prior to the date hereof, to Penns Woods’ outside auditors and the audit committee of Penns Woods’ Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Penns Woods’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Penns Woods’ internal controls over financial reporting. These disclosures (if any) were made in writing by management to Penns Woods’ auditors and audit committee and a copy has previously been made available to Luzerne.

(e)     Since December 31, 2011, (i) neither Penns Woods nor any of the Penns Woods Subsidiaries nor, to the Knowledge of Penns Woods, any director, officer, employee, auditor, accountant or representative of Penns Woods or any Penns Woods Subsidiary has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Penns Woods or any Penns Woods Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Penns Woods or any Penns Woods Subsidiary has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Penns Woods or any Penns Woods Subsidiary, whether or not employed by Penns Woods or any Penns Woods Subsidiary, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Penns Woods or any of its officers, directors, employees or agents to the Board of Directors of Penns Woods or any committee thereof or to any director or officer of Penns Woods.

(f)      Since December 31, 2011, (i) neither Penns Woods nor any of the Penns Woods Subsidiaries nor, to the Knowledge of Penns Woods, any director, officer, employee, auditor, accountant or representative of Penns Woods or any of the Penns Woods Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Penns Woods or any of the Penns Woods Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Penns Woods or any of the Penns Woods Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Penns Woods or any of the Penns Woods Subsidiaries, whether or not employed by Penns Woods or any of the Penns Woods Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Penns Woods or any of its officers, directors, employees or agents to the Board of Directors of Penns Woods or any committee thereof or to any director or officer of Penns Woods.

5.6.              No Material Adverse Effect.

Penns Woods has not suffered any Material Adverse Effect since December 31, 2011, and no event has occurred or circumstance arisen since that date that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Penns Woods.

5.7.              Material Contracts; Leases; Defaults.

(a)     Except as set forth in Penns Woods Disclosure Schedule 5.7(a), neither Penns Woods nor any Penns Woods Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee of Penns Woods or any Penns Woods Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Penns Woods or any Penns Woods Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Penns Woods or any Penns Woods Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by Penns Woods or any Penns Woods Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money in excess of $250,000 whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Penns Woods or any Penns Woods Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) that would be applicable on or after the Closing Date to any Person; (vi) any other agreement, written or oral, that obligates Penns Woods or any Penns Woods Subsidiary for the payment of more than $150,000 annually or for the payment of more than $750,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the- shelf” software), or (vii)  any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Penns Woods or any Penns Woods Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

(b)     Penns Woods Disclosure Schedule 5.7(b) identifies each parcel of real estate owned, leased or subleased by Penns Woods, JSS Bank or any Penns Woods Subsidiary.  Subject to any consents that may be required as a result of the transactions contemplated by this

Agreement, neither Penns Woods nor any Penns Woods Subsidiary is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c)     True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 5.7(a) and 5.7(b) (collectively, the “Penns Woods Material Contracts”) have been made available to Luzerne on or before the date hereof, and are in full force and effect on the date hereof, and neither Penns Woods nor any Penns Woods Subsidiary (nor, to the Knowledge of Penns Woods, any other party to any Penns Woods Material Contract) has materially breached any provision of, or is in default in any respect under any term of, any Penns Woods Material Contract.  Except as listed on Penns Woods Disclosure Schedule 5.7(c), no party to any Penns Woods Material Contract will have the right to terminate any or all of the provisions of any such Penns Woods Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d)     Since December 31, 2011, through and including the date of this Agreement, neither Penns Woods nor any Penns Woods Subsidiary has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice or as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2011 (which amounts have been previously made available to Luzerne), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans listed on Penns Woods Disclosure Schedule 5.11, as in effect as of the date hereof), or paid any bonus other than the customary bonuses in amounts consistent with past practice, (ii) granted any options or warrants to purchase shares of Penns Woods Common Stock, or any Right to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under any option or benefit plan and set forth on Penns Woods Disclosure Schedule 5.2(a), (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Penns Woods or any of the Penns Woods Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments except at the direction or request of any Bank Regulator, (vii) entered into any lease of real or personal property requiring annual payments in excess of $100,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Penns Woods or the Penns Woods Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy except in accordance with any changes in GAAP, or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

5.8.              Ownership of Property; Insurance Coverage.

(a)     Penns Woods and each Penns Woods Subsidiary has good and, as to real property and securities, marketable title to all material assets and properties owned, and as to securities held, by Penns Woods or any Penns Woods Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Penns Woods Regulatory Reports and in the Penns Woods Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such balance sheets), subject to no material Liens, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Penns Woods Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Penns Woods Financial Statements.  Such securities are valued on the books of Penns Woods and each of the Penns Woods Subsidiaries in accordance with GAAP.  Penns Woods and the Penns Woods Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Penns Woods and Penns Woods Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.  Neither Penns Woods nor any Penns Woods Subsidiary is in default in any material respect under any lease for any real or personal property to which either Penns Woods or any Penns Woods Subsidiary is a party, and there has not occurred any event that, with lapse of time or the giving of notice or both, would constitute such default, except for such defaults that, either individually or in the aggregate, will not have a Material Adverse Effect on Penns Woods.

(b)     With respect to all agreements pursuant to which Penns Woods or any Penns Woods Subsidiary has purchased securities subject to an agreement to resell, if any, Penns Woods or such Penns Woods Subsidiary, as the case may be, has a valid, perfected first Lien in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.  Penns Woods and each of the Penns Woods Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Penns Woods and each such Penns Woods Subsidiary believes are prudent and reasonable in the context of such businesses.

(c)     Penns Woods and each Penns Woods Subsidiary currently maintain insurance considered by Penns Woods to be reasonable for their respective operations in accordance with industry practice.  Neither Penns Woods nor any Penns Woods Subsidiary, except as set forth in Penns Woods Disclosure Schedule 5.8(c), has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased.  There are presently no material claims pending under such policies of insurance and no notices have been given by Penns Woods or any Penns Woods Subsidiary under such policies (other than with respect to health or disability insurance).  All such insurance is valid and enforceable and in full force and effect, and within the last three years Penns Woods and each Penns Woods Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.  Penns Woods Disclosure Schedule 5.8(c) identifies all material policies of insurance maintained by Penns Woods and each Penns Woods Subsidiary as well as the other matters required to be disclosed under this Section 5.8(c).

5.9.              Legal Proceedings.

(a)     Except as set forth in Penns Woods Disclosure Schedule 5.9, neither Penns Woods nor any Penns Woods Subsidiary is a party to any, and there are no pending or, to the Knowledge of Penns Woods, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any material nature (a) against Penns Woods or any Penns Woods Subsidiary, (b) to which Penns Woods or any Penns Woods Subsidiary’s material assets are or may be subject, (c) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (d) that would reasonably be expected to adversely affect the ability of Penns Woods or JSS Bank to perform under this Agreement in any material respect.

5.10.            Compliance With Applicable Law.

(a)     Each of Penns Woods and each Penns Woods Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Emergency Economic Stabilization Act of 2008, as amended, the Bank Secrecy Act, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Penns Woods nor any Penns Woods Subsidiary has received any written notice to the contrary except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Penns Woods.  The Board of Directors of JSS Bank has adopted and JSS Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder.

(b)     Each of Penns Woods and each Penns Woods Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Penns Woods; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects, and no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

(c)     Since January 1, 2010, neither Penns Woods nor any Penns Woods Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that Penns Woods or any Penns Woods Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization that is material to Penns Woods or any Penns Woods Subsidiary; (iii) requiring or threatening to require Penns Woods or any Penns Woods Subsidiary, or indicating that Penns Woods or any Penns Woods Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Governmental Entity or Bank Regulator that is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Penns Woods or any Penns Woods Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) except as disclosed in Penns Woods Disclosure Schedule 5.10(c), directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Penns Woods or any Penns Woods Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Penns Woods Regulatory Agreement”).  Copies of all Penns Woods Regulatory Agreements, if any, and all related correspondence between or among Penns Woods or any Penns Woods Subsidiary and any Bank Regulator have heretofore been made available to Luzerne.  Neither Penns Woods nor any Penns Woods Subsidiary has consented to or entered into any Penns Woods Regulatory Agreement that is currently in effect or that was in effect since January 1, 2010. The most recent regulatory rating given to JSS Bank as to compliance with the CRA is satisfactory or better.

(d)     Each of Penns Woods and JSS Bank are “well capitalized” within the meaning of the regulations of the FRB and the FDIC, respectively, and neither Penns Woods nor JSS knows of any facts or circumstances that would reflect adversely on the financial and managerial standards to be applied by the FRB under the BHCA in determining whether to approve the Merger.

5.11.            Employee Benefit Plans.

(a)     Penns Woods Disclosure Schedule 5.11 contains a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), including, without limitation, supplemental executive retirement plans, stock purchase plans, stock option plans, restricted stock plans, stock appreciation rights plans, severance arrangements, employment agreements, consulting agreements, settlement agreements, release agreements, loan arrangements, change-in-control agreements, fringe benefit plans, bonus plans, incentive plans, director deferred agreements, director retirement agreements, deferred compensation plans and all other benefit practices, policies and arrangements (including vacation) under which any current or former employee, director or independent contractor of Penns Woods or any Penns Woods Subsidiary has any present or future right to benefits or under which Penns Woods or any Penns Woods Subsidiary has any present or future liability.  All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Penns Woods Benefit Plans.”

(b)     With respect to each Penns Woods Benefit Plan, Penns Woods has made available to Luzerne a current, accurate and complete copy thereof (or a written summary of the material terms of any unwritten plan) and, to the extent applicable:  (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter issued by the IRS and any current application to the IRS for such letter, if applicable;  (iii) the most recent summary plan description and any subsequent summaries of material modifications or planned modification; and (iv) annual return/reports on Form 5500 for the last three plan years with respect to each Penns Woods Benefit Plan which is required to file such annual return/report.

(c)     Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Penns Woods Benefit Plan that is subject to the requirements of ERISA and the Code has been established and administered in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Penns Woods Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and with respect to all plan document qualification requirements for which the applicable remedial amendment period under Section 401(b) of the Code has closed, any amendments required by such determination letter were made as and when required by such determination letter, and, to the Knowledge of Penns Woods, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) to the Knowledge of Penns Woods, no event has occurred and no condition exists that is reasonably likely to subject Penns Woods or any Penns Woods Subsidiary, solely by reason of its affiliation with any past or present “ERISA Affiliate”, to any Tax, fine, Lien, penalty or other liability imposed by ERISA or the Code; (iv) except as set forth in Penns Woods Disclosure Schedule 5.11, no Penns Woods Benefit Plan provides, and Penns Woods and the Penns Woods Subsidiaries have no obligation to provide, any welfare benefits to any employee or service provider (or any beneficiary thereof) after the employee’s termination of employment and/or the service provider’s termination of service other than as required by Section 4980B of the Code and/or other applicable law; and (v) all contributions required to be made under the terms of any Penns Woods Benefit Plan have been timely made or, if not yet due, have been properly reflected in Penns Woods’ financial statements in accordance with GAAP.

(d)     Penns Woods and the Penns Woods Subsidiaries currently maintain a defined benefit pension plan within the meaning of ERISA Section 3(2).  None of the Penns Woods Benefit Plans is a “multiemployer plan” (within the meaning of ERISA Section 3(37)) and none of Penns Woods, the Penns Woods Subsidiaries, or any ERISA Affiliate has any liability with respect to a multiemployer plan that remains unsatisfied.

(e)     No Penns Woods Benefit Plan that is subject to Section 436 of the Code has ban adjusted funding target attainment percentage (as such term is defined in Section 436 of the Code) that is less than, or presumed to be less than, eighty percent (80%).  No Penns Woods Benefit Plan that is subject to Section 430 of the Code is considered at-risk (as such term is defined in Section 430 of the Code).  No accumulated funding deficiency (as such term is defined in Section 412 of the Code) has been incurred with respect to any Penns Woods Benefit Plan subject to Section 412 of the Code, whether or not waived.

(f)      Except as set forth in Penns Woods Disclosure Schedule 5.11, with respect to any Penns Woods Benefit Plan, the assets of any trust under such Penns Woods Benefit Plan, Penns Woods Benefit Plan sponsor, Penns Woods Benefit Plan fiduciary or Penns Woods Benefit Plan administrator, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Penns Woods, threatened and (ii) to the Knowledge of Penns Woods, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

(g)     Except as set forth in Penns Woods Disclosure Schedule 5.11, the consummation of the transactions contemplated herein will not, separately or together with any other event, (i) entitle any employee, officer or director of Penns Woods or any Penns Woods Subsidiary to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation due to any such employee, officer or director.

(h)     Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Penns Woods Benefit Plans which provide for the deferral of compensation, within the meaning of Section 409A of the Code, have been administered in good faith compliance with Section 409A of the Code.  Except as set forth in Penns Woods Disclosure Schedule 5.11, no outstanding stock options and no shares of restricted stock are subject to Section 409A of the Code.

(i)      Penns Woods has not communicated to any current or former employee thereof any intention or commitment to modify in any material respect any Penns Woods Benefit Plan or contract to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

(j)      No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Penns Woods or any Penns Woods Subsidiary with respect to any ongoing, frozen, or terminated Penns Woods Benefit Plan.

(k)     No notice of a reportable event within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has been waived, has been required to be filed for any Penns Woods Benefit Plan within the past twelve (12) months.

5.12.            Environmental Matters.

Except as may be set forth in Penns Woods Disclosure Schedule 5.12, to the Knowledge of Penns Woods, with respect to Penns Woods and each Penns Woods Subsidiary:

(a)     Neither (i) the conduct nor operation of the business of Penns Woods or any Penns Woods Subsidiary nor (ii) any condition of any property currently or previously owned or operated by Penns Woods or any Penns Woods Subsidiary (including, without limitation, in a fiduciary or agency capacity), results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Penns Woods or any Penns Woods Subsidiary.  No condition exists or has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Penns Woods or any Penns Woods

Subsidiary by reason of any Environmental Laws.  Neither Penns Woods nor any Penns Woods Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Penns Woods or any Penns Woods Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them (including any Other Real Estate Owned or property pledged as collateral for any loan held by Penns Woods or any Penns Woods Subsidiary) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Penns Woods or any Penns Woods Subsidiary;

(b)     There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Penns Woods’ Knowledge, threatened, before any court, Governmental Entity or other forum against Penns Woods or any Penns Woods Subsidiary (i) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (ii) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Penns Woods or any Penns Woods Subsidiary; and

(c)     There are no underground storage tanks on, in or under any properties owned or operated by Penns Woods or any of the Penns Woods Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by Penns Woods or any of the Penns Woods Subsidiaries except in compliance with Environmental Laws in all material respects.

5.13.            Brokers, Finders and Financial Advisors.

Neither Penns Woods nor any Penns Woods Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Monocacy Financial Advisors, LLC (“Monocacy”) and the fee payable pursuant thereto.

5.14.            Loan Matters.

(a)     The allowance for loan losses reflected in Penns Woods’ audited consolidated balance sheet at December 31, 2011 was, and the allowance for loan losses shown on Penns Woods’ balance sheets for periods ending after December 31, 2011 was, or will be, adequate, as of the date thereof, under GAAP.

(b)     Penns Woods Disclosure Schedule 5.14(b) sets forth a listing, as of September 30, 2012, by account, of: (i) all loans (including loan participations) of JSS Bank or any other Penns Woods Subsidiary that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of JSS Bank or any other Penns Woods Subsidiary which have been terminated by JSS Bank or any other Penns Woods Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) each borrower, customer or other party which has notified JSS Bank or any other Penns Woods Subsidiary during the past twelve months of, or has asserted against JSS Bank or any other Penns Woods Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of JSS Bank, each borrower, customer or other party which has given JSS Bank or any other Penns Woods Subsidiary any oral notification of, or orally asserted to or against JSS Bank or any other Penns Woods Subsidiary, any such claim; (iv) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (D) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (E) where a specific reserve allocation exists in connection therewith; and (v) all assets classified by JSS Bank or any Penns Woods Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.  Except as set forth on Penns Woods Disclosure Schedule 5.14(b), all loans of JSS Bank have been classified as of September 30, 2012 in accordance with the loan policies and procedures of JSS Bank.

(c)     All loans receivable (including discounts) and accrued interest entered on the books of Penns Woods and the Penns Woods Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Penns Woods’ or the appropriate Penns Woods Subsidiary’s respective business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be.  The loans, discounts and the accrued interest reflected on the books of Penns Woods and the Penns Woods Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.  All such loans are owned by Penns Woods or the appropriate Penns Woods Subsidiary free and clear of any Liens.

(d)     The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e)     Penns Woods Disclosure Schedule 5.14(e) sets forth, as of September 30, 2012, a schedule of all executive officers and directors of Penns Woods who have outstanding loans from Penns Woods or JSS Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(f)      To the Knowledge of Penns Woods, no shares of Penns Woods Common Stock were purchased with the proceeds of a loan made by Penns Woods or any Penns Woods Subsidiary.

5.15.            Related Party Transactions.

Except as set forth in Penns Woods Disclosure Schedule 5.15 and except for any intracompany transactions, neither Penns Woods nor any Penns Woods Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Penns Woods or any Penns Woods Subsidiary.  All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features.  No loan or credit accommodation to any Affiliate of Penns Woods or any Penns Woods Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended.  Neither Penns Woods nor any Penns Woods Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Penns Woods is inappropriate.  No shareholder or Affiliate of Penns Woods (other than Penns Woods and the Penns Woods Subsidiaries) owns any material property or asset used in the conduct of the business of Penns Woods and the Penns Woods Subsidiaries.

5.16.            No Luzerne Capital Stock.

Neither Penns Woods nor any Penns Woods Subsidiary beneficially owns, directly or indirectly, any shares of Luzerne Common Stock, or any options, warrants or other rights to acquire any Luzerne Common Stock, except pursuant to the Merger as contemplated in this Agreement.

5.17.            SEC Reports.

Penns Woods has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2010 (the “Penns Woods SEC Reports”).  As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Penns Woods SEC Reports complied as to form in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC thereunder, applicable to such Penns Woods SEC Reports.  None of the Penns Woods SEC Reports, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Penns Woods Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.  As of the date of this Agreement, no executive officer of Penns Woods has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

5.18.            Required Vote.

The affirmative vote of at least sixty-six and 2/3 percent (66-2/3%) of the outstanding shares of Penns Woods Common Stock at the Penns Woods Shareholders’ Meeting by the holders of shares of Penns Woods Common Stock is required to approve this Agreement and the Merger under Penns Woods’ articles of incorporation.

5.19.            Registration Obligations.

Except for the shares of Penns Woods Common Stock to be issued under Article III of this Agreement, neither Penns Woods nor any Penns Woods Subsidiary is under any obligation, contingent or otherwise, that will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

5.20.            Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Penns Woods’ own account, or for the account of one or more of the Penns Woods Subsidiaries or their customers (all of which are set forth in Penns Woods Disclosure Schedule 5.20), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Penns Woods or any Penns Woods Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.  Neither Penns Woods nor any Penns Woods Subsidiary, nor to the Knowledge of Penns Woods any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

5.21.            Fairness Opinion.

Penns Woods has received a written opinion from Monocacy to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration is fair to Penns Woods shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

5.22.            Trust Accounts.

JSS Bank and each Penns Woods Subsidiary has properly administered all accounts for which it acts as a fiduciary in all material respects, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulators.  Neither JSS Bank nor any other Penns Woods Subsidiary, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

5.23.            Penns Woods Information Supplied.

The information relating to Penns Woods and any Penns Woods Subsidiary to be contained in the Proxy Statement and/or Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith (other than the information provided by Luzerne specifically for inclusion), will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.24.            Quality of Representations.

The representations made by Penns Woods in this Agreement are true, correct and complete in all material respects and do not omit statements necessary to make the representations not misleading under the circumstances.

ARTICLE VI
COVENANTS OF LUZERNE

6.1.              Conduct of Business.

(a)     Affirmative Covenants.  From the date of this Agreement to the Effective Time, except with the written consent of Penns Woods (which shall not be unreasonably withheld, conditioned or delayed), Luzerne will, and it will cause each Luzerne Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect its ability to perform its covenants and agreements under this Agreement.  For the avoidance of doubt, nothing herein shall prevent Luzerne from declaring and paying a dividend on its issued and outstanding Luzerne Common Stock in an amount not to exceed the amount paid in the most recent quarter prior to the date hereof subject to Luzerne’s obligations pursuant to Section 6.13.

(b)     Negative Covenants.  Luzerne agrees that from the date of this Agreement to the Effective Time, except as (i) otherwise specifically permitted or required by this Agreement, (ii) set forth in Luzerne Disclosure Schedule 6.1(b), (iii) consented to by Penns Woods in writing and, except with respect to paragraphs 1, 2, 4, 5, 7 and 8 of this Section 6.1(b), such consent not to be unreasonably withheld, conditioned or delayed (it being understood that Penns Woods shall be deemed to have consented if no written response is provided within two business days of delivery of a written request for consent), or (iv) required by any Bank Regulator, Luzerne will not, and it will cause each Luzerne Subsidiary not to:

(1)           change or waive any provision of its articles of incorporation, charter or bylaws, except as required by law, or appoint any new directors to its board of directors, except to fill any vacancy in accordance with its bylaws;

(2)           change the number of authorized or issued shares of its capital stock, issue any shares of Luzerne capital stock, including any shares that are held as Treasury Stock as of the date of this Agreement, or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under any option or benefit plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that any Luzerne Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice;

(3)           enter into, amend in any material respect or terminate any material contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business or as required by law;

(4)           make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(5)           grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof or as agreed to by the parties and set forth on Luzerne Disclosure Schedule 4.8(a) and Luzerne Disclosure Schedule 4.12, (ii) pay increases in the ordinary course of business consistent with past practice to employees, (iii) quarterly production bonuses payable to commercial lenders in an amount not to exceed ten basis points of such lenders’ quarterly production consistent with past practices; (iv) quarterly production bonuses payable to retail lenders in an amount not to exceed three percent of the fees generated by such lenders during the quarter consistent with past practices; and (v) as required by statute, regulations or regulatory guidance.  Neither Luzerne nor any Luzerne Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $100,000 except as set forth in Luzerne Disclosure Schedule 6.1(b)(5), provided that Luzerne or a Luzerne Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(6)           except as otherwise expressly permitted under this Agreement or as set forth on Luzerne Disclosure Schedule 6.1(b)(6), enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(7)           except as set forth on Luzerne Disclosure Schedule 6.1(b)(7), merge or consolidate Luzerne or any Luzerne Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of Luzerne or any Luzerne Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other Person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Luzerne, or any Luzerne Subsidiary, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender by any Luzerne Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(8)           except as set forth on Luzerne Disclosure Schedule 6.1(b)(8), sell or otherwise dispose of the capital stock of Luzerne or any Luzerne Subsidiary or sell or otherwise dispose of any asset of Luzerne or of any Luzerne Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of Luzerne or of any Luzerne Subsidiary to a Lien (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers), unless such Lien is subject to a stay or appeal proceeding, other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(9)           voluntarily take any action that would result in any of the representations and warranties of Luzerne or Luzerne Bank set forth in this Agreement becoming untrue in any material respect as of any date after the date hereof or any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law or any Bank Regulator;

(10)         change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating Luzerne or Luzerne Bank;

(11)         waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness with an annual value of $1,000,000 or greater to which Luzerne or any Luzerne Subsidiary is a party;

(12)         purchase any securities, including equity or debt securities, except in accordance with past practice pursuant to its investment securities portfolio policies approved by the Luzerne Board of Directors and in effect on the date hereof; provided that any such individual purchase shall not exceed $1,000,000 with the aggregate of all purchases not exceeding $2,500,000;

(13)         except as permitted under Section 6.1(b)(2), issue or sell any equity or debt securities of Luzerne or any Luzerne Subsidiary;

(14)         make or acquire any loan or other credit facility commitment (including, without limitation, lines of credit and letters of credit) or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any loan, other credit facility commitment, or amend or modify in any material respect any loan, other credit facility commitment (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Luzerne), except (i) in accordance with past practice pursuant to policies approved by the Luzerne Board of Directors and in effect on the date hereof, (ii) with respect to each such loan or other commitment with a classification of less than “Satisfactory” or words of similar import, in accordance with its internal rating system, the aggregate borrowings from Luzerne Bank of such relationship does not exceed 75% of the “legal lending limit” (as such amount would be calculated pursuant to 12 U.S.C. Section 84 if Luzerne Bank were a national bank) of Luzerne Bank as of the date of such loan or other commitment, and (iii) with respect to each other such loan or other commitment, does not exceed the “legal lending limit” (as defined above) of Luzerne Bank as of the date of such loan or other commitment;

(15)         except as set forth on the Luzerne Disclosure Schedule 6.1(b)(15), enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(16)         except as set forth on Luzerne Disclosure Schedule 6.1(b)(16), enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(17)         except for the execution of this Agreement, and actions taken or that will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(18)         enter into any new line of business;

(19)         make any material change in policies in existence on the date of this Agreement with regard to (i) underwriting, the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon, (ii) investments, (iii) asset/liability management, (iv) deposit pricing or gathering, or (v) other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(20)         except for the execution of this Agreement, and the transactions contemplated herein, take any action that would give rise to an acceleration of the right to payment to any individual under any Luzerne Employee Plan;

(21)         except as set forth in Luzerne Disclosure Schedule 6.1(b)(21), make any capital expenditures in excess of $35,000 individually or $150,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(22)         except as set forth in Luzerne Disclosure Schedule 6.1(b)(22), purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(23)         undertake, renew, extend or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving (i) a payment by Luzerne or Luzerne Bank of more than $25,000 annually, (ii) containing any financial commitment extending beyond 24 months from the date hereof, or (iii) any Affiliate of Luzerne or Luzerne Bank; provided that the aggregate payments under clauses (i) and (ii) shall not exceed $50,000;

(24)         except as set forth on Luzerne Disclosure Schedule 6.1(b)(24), pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $25,000 individually or $60,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, provided that Luzerne may not charge-off through settlement, compromise or discharge more than $100,000 of the outstanding principal balance of any loan that is 90 or more days contractually past due without first discussing the decision with Penns Woods;

(25)         foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a Materials of Environmental Concern;

(26)         purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(27)         issue any broadly distributed communication to employees (including general communications relating to benefits and compensation) relating to post-Closing employment, benefit or compensation information without the prior consent of Penns Woods (which shall not be unreasonably withheld, conditioned or delayed) or issue any broadly distributed communication of a general nature to customers regarding the merger without the prior approval of Penns Woods (which shall not be unreasonably withheld, conditioned or delayed), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby; or

(28)         agree to do any of the foregoing.

6.2.              Financial and Other Statements.

(a)     Promptly upon receipt thereof, Luzerne will furnish to Penns Woods copies of each annual, interim or special audit of the books of Luzerne and the Luzerne Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Luzerne by such auditors in connection with each annual, interim or special audit of the books of Luzerne and the Luzerne Subsidiaries made by such auditors.

(b)     Luzerne will furnish to Penns Woods copies of all documents, statements and reports as it or any Luzerne Subsidiary shall send to its shareholders, any Bank Regulator or any Governmental Entity, except as legally prohibited thereby.  Within a reasonable time after the end of each month, Luzerne will deliver to Penns Woods a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

(c)     Luzerne will advise Penns Woods promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of Luzerne or any of the Luzerne Subsidiaries.

(d)     With reasonable promptness, Luzerne will furnish to Penns Woods such additional financial data that Luzerne possesses and as Penns Woods may reasonably request, including without limitation, detailed monthly financial statements, loan reports and Luzerne Regulatory Reports.

6.3.              Maintenance of Insurance.

Luzerne shall maintain, and cause each Luzerne Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

6.4.              Disclosure Supplements.

From time to time prior to the Effective Time, Luzerne will promptly supplement or amend the Luzerne Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Luzerne Disclosure Schedule or that is necessary to correct any information in such Luzerne Disclosure Schedule that has been rendered materially inaccurate thereby.  No supplement or amendment to such Luzerne Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.5.              Consents and Approvals of Third Parties.

Luzerne shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.6.              Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, Luzerne agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to Luzerne.

6.7.              Failure to Fulfill Conditions.

In the event that Luzerne determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Penns Woods.

6.8.              No Other Bids and Related Matters.

(a)     So long as this Agreement remains in effect, except as otherwise expressly permitted in this Agreement, Luzerne shall not, and shall cause each Luzerne Subsidiary and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, Affiliates and other agents (collectively, the “Luzerne Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, relates or could reasonably be expected to lead to a Luzerne Acquisition Proposal; (ii) respond to any inquiry relating to a Luzerne Acquisition Proposal or a Luzerne Acquisition Transaction; (iii) recommend or endorse a Luzerne Acquisition Transaction; (iv) participate in any discussions or negotiations regarding any Luzerne Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Penns Woods) any information or data with respect to Luzerne or any Luzerne Subsidiary or otherwise relating to a Luzerne Acquisition Proposal; (v) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Luzerne is a party; or (vi) enter into any agreement, agreement in principle or letter of intent with respect to any Luzerne Acquisition Proposal or approve or resolve to approve any Luzerne Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to a Luzerne Acquisition Proposal. Any violation of the foregoing restrictions by Luzerne or any Luzerne Representative, whether or not such Luzerne Representative is so authorized and whether or not such Luzerne Representative is purporting to act on behalf of Luzerne or otherwise, shall be deemed to be a breach of this Agreement by Luzerne.  Luzerne and each Luzerne Subsidiary shall, and shall cause each of the Luzerne Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Luzerne Acquisition Proposal.  Luzerne shall notify Penns Woods immediately if any such discussions or negotiations are sought to be initiated with Luzerne by any Person other than Penns Woods or if any such requests for information, inquiries, proposals or communications are received from any Person other than Penns Woods.

For purposes of this Agreement, “Luzerne Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Penns Woods), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, a Luzerne Acquisition Transaction.  For purposes of this Agreement, “Luzerne Acquisition

Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Luzerne or any Luzerne Subsidiary; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Luzerne or any Luzerne Subsidiary representing, in the aggregate, twenty-five percent (25%) or more of the assets of Luzerne and each Luzerne Subsidiary on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of Luzerne or any Luzerne Subsidiary; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of Luzerne or any Luzerne Subsidiary; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b)     Notwithstanding Section 6.8(a), Luzerne may take any of the actions described in clause (ii) or (iv) of Section 6.8(a) if but only if, (i) Luzerne has received a bona fide unsolicited written Luzerne Acquisition Proposal that did not result from a breach of this Section 6.8; (ii) the Luzerne Board of Directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such Luzerne Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below); (iii) Luzerne has provided Penns Woods with at least one business day’s prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Luzerne or any of the Luzerne Subsidiaries or otherwise relating to a Luzerne Acquisition Proposal, Penns Woods receives from such Person a confidentiality agreement with terms no less favorable to Penns Woods than those contained in the Confidentiality Agreement. Luzerne shall promptly provide to Penns Woods any non-public information regarding Luzerne or any Luzerne Subsidiary provided to any other Person that was not previously provided to Penns Woods, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a Luzerne Acquisition Transaction on terms that the Luzerne Board of Directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and financial advisor: (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Luzerne Common Stock or all, or substantially all, of the assets of Luzerne and the Luzerne Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of Luzerne Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to Luzerne’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining additional financing and (B) is, in light of the other terms of such proposal, more favorable to Luzerne than the Merger and the transactions contemplated by this Agreement; and

(iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c)     Luzerne shall promptly (and in any event within twenty-four (24) hours) notify Penns Woods in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Luzerne or any Luzerne Representatives, in each case in connection with any Luzerne Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege, or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree.  Luzerne agrees that it shall keep Penns Woods informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d)     Neither the Luzerne Board of Directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Penns Woods in connection with the transactions contemplated by this Agreement (including the Merger), the Luzerne Recommendation, or make any statement, filing or release, in connection with the Luzerne Shareholders Meeting or otherwise, inconsistent with the Luzerne Recommendation (it being understood that taking a neutral position or no position with respect to a Luzerne Acquisition Proposal shall be considered an adverse modification of the Luzerne Recommendation); (ii) approve or recommend, or publicly propose to approve or recommend, any Luzerne Acquisition Proposal; or (iii) enter into (or cause Luzerne or any Luzerne Subsidiary to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Luzerne Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.8(b)) or (B) requiring Luzerne to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e)     Notwithstanding Section 6.8(d) above, prior to the date of Luzerne Shareholders Meeting, the Luzerne Board of Directors may approve or recommend to the shareholders of Luzerne a Superior Proposal and withdraw, qualify or modify the Luzerne Recommendation in connection therewith or take any of the other actions otherwise prohibited by Section 6.8(d) (a “Luzerne Subsequent Determination”) after the third (3rd) business day following the receipt by Penns Woods of a notice (the “Notice of Superior Proposal”) from Luzerne advising Penns Woods that the Luzerne Board of Directors has decided that a bona fide unsolicited written Luzerne Acquisition Proposal that it received (that did not result from a breach of this Section 6.8) constitutes a Superior Proposal (it being understood that Luzerne shall be required to deliver a new Notice of Superior Proposal in respect of any materially revised Superior Proposal from such third party or its affiliates that Luzerne proposes to accept and the subsequent notice period shall be three (3) business days) if, but only if, (i) the Luzerne Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties to Luzerne’s shareholders under applicable law and (ii) at the end of such three (3) business day period, after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Penns Woods since its receipt of such Notice of Superior Proposal (provided, however, that Penns Woods shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the Luzerne Board of Directors has again in good faith made the determination (A) in clause (i) of this Section 6.8(e) and (B) that such Luzerne Acquisition Proposal constitutes a Superior Proposal.

(f)      Nothing contained in this Section 6.8 or elsewhere in this Agreement shall prohibit Luzerne from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, to the extent applicable, or (ii) making any disclosure to its shareholders if, in each case, the Board of Directors is advised in a written legal opinion of outside counsel to Luzerne that the failure to make such disclosure to Luzerne’s shareholders would result in a breach of their fiduciary duty under Pennsylvania law.

6.9.              Reserves and Merger-Related Costs.

Luzerne agrees to consult with Penns Woods with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves).  Penns Woods and Luzerne shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as Penns Woods shall reasonably request and which are not inconsistent with GAAP, provided that no such actions need be effected until immediately prior to the Effective Time.

6.10.            Board of Directors and Committee Meetings.

Luzerne and Luzerne Bank shall permit representatives of Penns Woods (no more than two) to attend any meeting of the Board of Directors of Luzerne and/or Luzerne Bank or the Executive and Loan Committees thereof as an observer, provided that neither Luzerne nor Luzerne Bank shall be required to permit the Penns Woods representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or during any other matter that the respective Board of Directors has reasonably determined to be confidential with respect to Penns Woods’ participation.

6.11.            Affiliate Letters.

Luzerne shall deliver to Penns Woods, concurrently with the execution of this Agreement, the Luzerne Affiliate Letters.

6.12.            Proxy Solicitor.

If Penns Woods requests, Luzerne shall retain a proxy solicitor in connection with the solicitation of Luzerne shareholder approval of this Agreement.

6.13.            Luzerne Dividends.

From the date hereof until the Effective Time, Luzerne shall consult with Penns Woods regarding the record dates and the payment dates relating to any dividends in respect of Luzerne Common Stock, it being the intention of Luzerne and Penns Woods that holders of Luzerne Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Luzerne Common Stock and/or any Penns Woods Common Stock that any such holder receives in exchange therefor pursuant to the Merger.

ARTICLE VII
COVENANTS OF PENNS WOODS

7.1.              Conduct of Business.

(a)     Affirmative Covenants.  From the date of this Agreement to the Effective Time, except with the written consent of Luzerne (which shall not be unreasonably withheld, conditioned or delayed) Penns Woods will, and it will cause each Penns Woods Subsidiary to, (i) operate its business only in the usual, regular and ordinary course of business (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) voluntarily take no action that would, or would be reasonably likely to, materially adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or materially adversely affect its ability to perform its covenants and agreements under this Agreement.

(b)     Negative Covenants.  Penns Woods agrees that, from the date of this Agreement to the Effective Time, except as (i) otherwise specifically permitted or required by this Agreement, (ii) set forth in Penns Woods Disclosure Schedule 7.1(b), (iii) consented to by Luzerne in writing and such consent shall not be unreasonably withheld, conditioned or delayed (it being understood that Luzerne shall be deemed to have consented if no written response is provided within two business days of delivery of a written request for consent), or (iv) required by any Bank Regulator, Penns Woods will not, and it will cause each Penns Woods Subsidiary not to:

(1)           amend its articles of incorporation or bylaws or similar governing documents of any of the Penns Woods Subsidiaries in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Luzerne Common Stock or that would materially impede Penns Woods’ ability to consummate the transactions contemplated by this Agreement;

(2)           take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article IX not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable law;

(3)           take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(4)           agree to or make any commitment to, take, or adopt any resolutions of board of directors of Penns Woods in support of, any of the actions prohibited by this Section 7.1(b).

7.2.              Financial and Other Statements.

(a)     Promptly upon receipt thereof, Penns Woods will furnish to Luzerne copies of each annual, interim or special audit of the books of Penns Woods and the Penns Woods Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Penns Woods by such auditors in connection with each annual, interim or special audit of the books of Penns Woods and the Penns Woods Subsidiaries made by such auditors.

(b)     Penns Woods will furnish to Luzerne copies of all documents, statements and reports as it or any Penns Woods Subsidiary shall send to its shareholders, any Bank Regulator or any Governmental Entity, except as legally prohibited thereby. Within a reasonable time after the end of each month, Penns Woods will deliver to Luzerne a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

(c)     Penns Woods will advise Luzerne promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of Penns Woods or any of the Penns Woods Subsidiaries.

(d)     With reasonable promptness, Penns Woods will furnish to Luzerne such additional financial data that Penns Woods possesses and as Luzerne may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

7.3.              Maintenance of Insurance.

Penns Woods shall maintain, and cause each Penns Woods Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business, consistent with past practice.

7.4.              Disclosure Supplements.

From time to time prior to the Effective Time, Penns Woods will promptly supplement or amend the Penns Woods Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Penns Woods Disclosure Schedule or that is necessary to correct any information in such Penns Woods Disclosure Schedule that has been rendered materially inaccurate thereby.  No supplement or amendment to such Penns Woods Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.5.              Consents and Approvals of Third Parties.

Penns Woods shall use commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

7.6.              Commercially Reasonable Efforts.

Subject to the terms and conditions herein provided, Penns Woods agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, such efforts do not significantly decrease the benefits of the transaction to Penns Woods.

7.7.              Failure to Fulfill Conditions.

In the event that Penns Woods determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Luzerne.

7.8.              Affiliate Letters.

Penns Woods shall deliver to Luzerne, concurrently with the execution of this Agreement, the Penns Woods Affiliate Letters.

7.9.              Luzerne Bank Post-Closing Operation.

(a)     From and after the Effective Time, Penns Woods shall, subject to Sections 7.9(b) and (c), take all reasonable action necessary to cause Luzerne Bank to be operated as a separate, wholly-owned subsidiary of Penns Woods under the name Luzerne Bank, consistent with Penns Woods’ overall business strategies and operating policies, as such strategies and policies may develop from time to time as further described on Schedule 7.9(a), and (ii) provide Luzerne Bank with commercially reasonable support necessary to do so.

(b)     Penns Woods shall have the right to terminate its obligations under Section 7.9(a) if (i) Luzerne Bank fails to satisfy the performance metrics set forth on Schedule 7.9(b) for any two consecutive years beginning after January 1, 2015 or (ii) as a result of (x) applicable regulatory requirements, (y) safe and sound banking practices as communicated by a Bank Regulator, or (z) the exercise by Penns Woods’ directors of their fiduciary duties to Penns Woods based upon the advice of outside legal counsel.

(c)     Notwithstanding anything herein to the contrary, any or all of the foregoing provisions in Section 7.9(a) may be terminated or waived with the consent of the Board of Directors of Luzerne Bank.

7.10.            Bank Board; Post-Closing Governance.

(a)     Promptly following the Effective Time, Penns Woods shall cause (i) (A) the chief executive officer of Penns Woods, (B) the chief executive officer of Luzerne

Bank, and (C) all other individuals serving as a director of Luzerne Bank immediately prior to the Effective Time to be elected or appointed as members of such Board of Directors, (ii) subject to satisfaction of all legal and governance requirements regarding service, the chief executive officer of Penns Woods to be elected and appointed to each committee of the Board of Directors of Luzerne Bank, and (iii) the chief executive officer of Penns Woods and Luzerne Bank to be entitled to the same indemnification and insurance coverage in connection with his role as a director of Luzerne Bank as other members of the Board of Directors of Luzerne Bank.  Following the Effective Time, the chief executive officer of Penns Woods, in the event he is unable to attend or is otherwise absent from a meeting of the Board of Directors of Luzerne Bank or a committee thereof, shall designate one person to the Board of Directors of Luzerne Bank (the “CEO Designee”) to attend in his absence.  The CEO Designee shall be entitled to participate fully in all meetings of the Board of Directors of Luzerne Bank or a committee thereof, but may not vote on matters presented to the Board of Directors or committee thereof.  Following the Effective Time, Luzerne Bank shall notify the chief executive officer of Penns Woods, and, if applicable, the CEO Designee, of all regular and special meetings of the Board of Directors of Luzerne Bank and shall notify the chief executive officer of Penns Woods, and, if applicable, the CEO Designee, of all regular and special meetings of any committee of the Board of Directors of Luzerne Bank.  Following the Effective Time, Luzerne Bank shall provide the chief executive officer of Penns Woods, and, if applicable, the CEO Designee, with copies of all notices, minutes, consents and other materials provided to all other directors of Luzerne Bank concurrently as such materials are provided to the other directors.  For a period of three years following the Effective Time, future appointments to the Board of Directors of Luzerne Bank will be mutually agreed upon by the Board of Directors of Luzerne Bank and Penns Woods, subject to the right of Penns Woods, as sole shareholder of Luzerne Bank, to remove or replace any Luzerne Bank director in the event that such director breaches or fails to perform the duties of such director’s office in the sole discretion of Penns Woods.  Each non-employee member of the Board of Directors of Luzerne Bank shall receive a per annum retainer and meeting fees equivalent to the amount of such directors’ fees such member received as an existing member of the Board of Directors of Luzerne Bank during 2012.

(b)     On or prior to the Effective Time, Penns Woods shall take such actions as are necessary to cause three individuals designated by Luzerne’s Board of Directors who are not employees of Luzerne or the Luzerne Subsidiaries and who are agreed to by Penns Woods to be appointed to the Board of Directors of Penns Woods.  One such person shall serve as a director in the class of directors whose term expires in 2013, one such person shall serve as a director in the class of directors whose term expires in 2014 and the other such person shall serve as a director in the class of directors whose term expires in 2015.  Penns Woods shall nominate and recommend for election each such person designated pursuant to this Section 7.10(b) to serve on the Board of Directors of Penns Woods for one additional three year term.

7.11.            Proxy Solicitor.

If Luzerne requests, Penns Woods shall retain a proxy solicitor in connection with the solicitation of Penns Woods shareholder approval of this Agreement.

7.12.            Employee Matters.

(a)     Commencing at the Effective Time and unless otherwise determined by the Board of Directors of Luzerne Bank, Penns Woods shall, and shall cause each of the Penns Woods Subsidiaries to, provide the employees of Luzerne and the Luzerne Subsidiaries who remain employed immediately after the Effective Time with (i) base compensation that is, in the aggregate, no less favorable to the base compensation provided by Luzerne and the Luzerne Subsidiaries on the date of this Agreement and (ii) employee benefits that are substantially comparable, in the aggregate, to the employee benefits (A) provided by Luzerne and the Luzerne Subsidiaries on the date of this Agreement or (B) provided to similarly situated employees of Penns Woods and the Penns Woods Subsidiaries.

(b)     After the Closing Date, the Luzerne Benefit Plans may, at Penns Woods’ election and subject to the requirements of the Code and ERISA, continue to be maintained separately, consolidated, merged, frozen or terminated; provided, however, that after the Closing Date, Penns Woods shall amend the Luzerne 401(k) plan to freeze participation and contributions under such plan contemporaneously with the participation of all eligible Luzerne employees in the applicable Penns Woods 401(k) plan.  Following such action, Penns Woods will continue to maintain the individual participant accounts under the Luzerne 401(k) plan until such time as the Luzerne 401(k) plan assets are merged with and into the applicable Penns Woods 401(k) plan in accordance with the requirements of Code Section 414(1).

(c)     Employees of Luzerne or any Luzerne Subsidiary who become participants in a Penns Woods Benefit Plan shall, except with respect to any Penns Woods defined benefit pension plan, be given credit for service as an employee of Luzerne or Luzerne Bank or any predecessor thereto prior to the Effective Time for purposes of determining eligibility to participate in such plans, vesting purposes under such plans and benefit levels (but not benefit accrual) under such plans. Notwithstanding the foregoing, employees of Luzerne or any Luzerne Subsidiary who become eligible to participate in a Penns Woods defined benefit pension plan within the meaning of ERISA Section 3(2) shall be treated as new employees (without any credit for service prior to the Closing Date) for all purposes under any such defined benefit pension plan.

(d)     This Agreement shall not be construed to limit the ability of Penns Woods or JSS Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any benefit plan or program) as it deems appropriate.

(e)     In the event of any termination or consolidation of any Luzerne health plan with any Penns Woods health plan, Penns Woods shall make available to employees of Luzerne or any Luzerne Subsidiary and their dependents health coverage on the same basis as it provides such coverage to Penns Woods employees.  Unless an employee of Luzerne or any Luzerne Subsidiary affirmatively terminates coverage under a Luzerne health plan prior to the time that such employee becomes eligible to participate in the Penns Woods health plan, no coverage of any of the employees of Luzerne or any Luzerne Subsidiary or their dependents shall terminate under any of the Luzerne health plans prior to the time such employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of Penns Woods and their dependents.  In the event of a termination or consolidation of any Luzerne health plan, terminated Luzerne and Luzerne Subsidiary employees and qualified beneficiaries will have the right to continuation coverage under group health plans of Penns Woods in accordance with COBRA and/or other applicable law.  With respect to any employee of Luzerne or any Luzerne Subsidiary, any coverage limitation under the Penns Woods health plan due to any pre-existing condition shall be waived by the Penns Woods health plan to the degree that such condition was covered by the Luzerne health plan and such condition would otherwise have been covered by the Penns Woods health plan in the absence of such coverage limitation.  Penns Woods shall cause the applicable Penns Woods Benefit Plan to recognize any medical or other health expense incurred by an employee of Luzerne or any Luzerne Subsidiary in the plan year that includes the Closing Date for purposes of determining any applicable deductible and annual out of pocket expense thereunder.

(f)      In the event Penns Woods terminates the employment (other than for circumstances reasonably constituting cause) of any employees of Luzerne or Luzerne Bank (other than employees of Luzerne or Luzerne Bank who are subject to employment contracts), Penns Woods shall pay severance benefits to such employees as follows:  (A) in the event employment is terminated on or prior to the date which is eighteen (18) months after the Closing Date, two (2) week’s salary for each year of service with Luzerne or Luzerne Bank, with a minimum of six (6) weeks and a maximum of twenty-six (26) weeks; (B) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Penns Woods or its successor; or (C) as otherwise agreed between Luzerne and Penns Woods.

(g)     Penns Woods agrees to honor, or cause one of the Penns Woods Subsidiaries to honor, in accordance with their terms, all employment and change of control agreements listed on Luzerne Disclosure Schedule 4.8(a), subject to any limitations imposed under applicable law or by any Regulatory Authority; provided, however, that the foregoing shall not prevent Penns Woods or any of the Penns Woods Subsidiaries from amending or terminating any such agreement in accordance with its terms and applicable law.

(h)     The provisions of this Section 7.12 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Luzerne or Penns Woods Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

7.13.            Directors and Officers Indemnification and Insurance.

(a)     For a period of six (6) years after the Effective Time, Penns Woods shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of Luzerne or Luzerne Bank (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Penns Woods, which consent shall not be unreasonably withheld, conditioned or delayed) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of

Luzerne or a Luzerne Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by Luzerne under the PBCL and under Luzerne’s articles of incorporation and bylaws.  Penns Woods shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by Luzerne under the PBCL and under Luzerne’s articles of incorporation and bylaws, upon receipt of an undertaking to repay such advance payments if such Indemnified Party shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below.  Any Indemnified Party wishing to claim indemnification under this subsection upon learning of any Claim, shall notify Penns Woods (but the failure so to notify Penns Woods shall not relieve it from any liability that it may have under this subsection, except to the extent such failure materially prejudices Penns Woods) and shall deliver to Penns Woods the undertaking referred to in the previous sentence.

(b)     In the event that either Penns Woods or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Penns Woods shall assume the obligations set forth in this Section 7.13.

(c)     Penns Woods shall maintain, or shall cause Penns Woods to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of Luzerne (provided, that Penns Woods may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Penns Woods be required to expend pursuant to this subsection more than 200% of the annual cost currently expended by Luzerne with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Penns Woods shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount.  In connection with the foregoing, Luzerne agrees in order for Penns Woods to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

(d)     The obligations of Penns Woods provided under this Section 7.13 are intended to be enforceable against Penns Woods directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Penns Woods.

7.14.            Stock Reserve.

Penns Woods agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

7.15.            Exchange Listing.

Penns Woods shall use its reasonable best efforts to list, prior to the Effective Time, on Nasdaq the shares of Penns Woods Common Stock to be issued as Merger Consideration pursuant to the Merger, and Penns Woods shall give all notices and make all filings with Nasdaq required in connection with the transactions contemplated herein.

ARTICLE VIII
ADDITIONAL AGREEMENTS

8.1.              Shareholder Meetings.

(a)     Luzerne will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Luzerne Shareholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in Luzerne’s reasonable judgment, necessary or desirable, and (ii) have its Board of Directors unanimously recommend approval of this Agreement to the Luzerne shareholders (the “Luzerne Recommendation”) and otherwise support the Merger.

(b)     Penns Woods will (i) as promptly as practicable after the Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Penns Woods Shareholders’ Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in Penns Woods’ reasonable judgment, necessary or desirable, and (ii) have its Board of Directors unanimously recommend approval of this Agreement to the Penns Woods shareholders (the “Penns Woods Recommendation”) and otherwise support the Merger.

8.2.              Proxy Statement-Prospectus.

(a)     For the purposes of (i) registering Penns Woods Common Stock to be offered to holders of Luzerne Common Stock in connection with the Merger with the SEC under the Securities Act and (ii) holding the Luzerne Shareholders’ Meeting and the Penns Woods Shareholders’ Meeting, Penns Woods shall draft and prepare, and Luzerne shall cooperate in the preparation of, the Registration Statement, including a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the Luzerne shareholders and the Penns Woods shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”).  Penns Woods shall file the Registration Statement, including the Proxy Statement-Prospectus, with the SEC.  Each of Penns Woods and Luzerne shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of Luzerne and Penns Woods shall thereafter promptly mail the Proxy Statement-Prospectus to the Luzerne shareholders and the Penns Woods shareholders.  Penns Woods shall also use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Luzerne shall furnish all information concerning Luzerne and the holders of Luzerne Common Stock as may be reasonably requested in connection with any such action.

(b)     Luzerne shall provide Penns Woods with any information concerning itself that Penns Woods may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and Penns Woods shall notify Luzerne promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Luzerne promptly copies of all correspondence between Penns Woods or any of its representatives and the SEC.  Penns Woods shall give Luzerne and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give Luzerne and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of Penns Woods and Luzerne agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Luzerne Common Stock entitled to vote at the Luzerne Shareholders Meeting and to the holders of the Penns Woods Common Stock entitled to vote at the Penns Woods Shareholders Meeting at the earliest practicable time.

(c)     Luzerne and Penns Woods shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Registration Statement contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  In such event, Luzerne shall cooperate with Penns Woods in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Penns Woods shall file an amended Registration Statement with the SEC, and Luzerne shall mail an amended Proxy Statement-Prospectus to the Luzerne shareholders and Penns Woods shall mail an amended Proxy Statement-Prospectus to the Penns Woods shareholders.  If requested by Penns Woods, Luzerne shall obtain a “comfort” letter from its independent registered public accounting firm, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding Luzerne, in form and substance that is customary in transactions such as the Merger.

8.3.              Regulatory Approvals.

Each of Luzerne and Penns Woods will cooperate with the other and use commercially reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties or Governmental Entities, necessary to consummate the transactions contemplated by this Agreement.  Luzerne and Penns Woods will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Luzerne or Penns Woods to any Bank Regulator or Governmental Entity in connection with the Merger, and the other transactions contemplated by this Agreement.  Luzerne shall have the right to review and approve in advance all characterizations of the information relating to Luzerne and any Luzerne Subsidiary which appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity.  Penns Woods shall give Luzerne and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator and shall give Luzerne and its counsel the opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator. Penns Woods shall notify Luzerne promptly of the receipt of any comments of any Bank Regulator with respect to such filings.

8.4.              Current Information.

(a)     During the period from the date of this Agreement to the Effective Time, each party will cause one or more of its representatives to confer with representatives of the other party and report the general status of its ongoing operations at such times as the other party may reasonably request.  Each party will promptly notify the other party of any material change in the normal course of its business or in the operation of the properties of such party or the Penns Woods Subsidiaries or the Luzerne Subsidiaries, as applicable, and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving such party or any Penns Woods Subsidiary or Luzerne Subsidiary, as applicable.  Without limiting the foregoing, senior officers of Penns Woods and Luzerne shall confer at the reasonable request of the other, and shall meet on a reasonably regular basis, to review the financial and operational affairs of Luzerne and the Luzerne Subsidiaries, in accordance with applicable law, and Luzerne shall give due consideration to Penns Woods’ input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Penns Woods nor any Penns Woods Subsidiary shall, under any circumstance, be permitted to exercise control of Luzerne or any Luzerne Subsidiary prior to the Effective Time.  Provided, however, neither Penns Woods nor Luzerne shall be required to take any action that would provide access to or disclose information where such access or disclosure would, in such disclosing party’s reasonable judgment, violate or prejudice the rights, business interests, or confidences of any customer or other person or would result in the waiver by such disclosing party of the privilege protecting communications between such disclosing party and any of its legal counsel.

(b)     Luzerne Bank shall provide JSS Bank, within a reasonable period of time after the end of each calendar month, a written list of Nonperforming Assets, its asset quality report and a written list of its investment security purchases during the calendar month then ended.  On a monthly basis, Luzerne shall provide JSS Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.  To the extent requested by Penns Woods, Luzerne and Luzerne Bank shall each provide Penns Woods copies of minutes of meetings of the Board of Directors and the committees thereof.

(c)     Each of Penns Woods and Luzerne shall promptly inform the other upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices,

audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of such party or any Luzerne Subsidiary or Penns Woods Subsidiary, as applicable, under any labor or employment law.

8.5.              Access; Confidentiality.

(a)     From the date of this Agreement through the Effective Time, Luzerne shall, and shall cause each Luzerne Subsidiary to, afford to Penns Woods and its authorized agents and representatives, complete access to its properties, assets, books and records and personnel, during normal business hours and after reasonable notice; and the officers of Luzerne and each Luzerne Subsidiary will furnish Penns Woods and its representatives with such financial and operating data and other information with respect to its businesses, properties, assets, books and records and personnel as Penns Woods or its representatives shall from time to time reasonably request.

(b)     Penns Woods agrees to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of Luzerne and the Luzerne Subsidiaries.

(c)     In addition, Luzerne shall permit employees of Penns Woods reasonable access to and participation in matters relating to problem loans, loan restructurings and loan workouts, investments, derivatives, and other asset/liability activities of Luzerne and any Luzerne Subsidiary, provided that nothing contained in this subparagraph shall be construed to grant Penns Woods or any Penns Woods employee any final decision-making authority with respect to such matters.

(d)     Prior to the Effective Time, Penns Woods shall hold in confidence all confidential information of Luzerne on the terms and subject to the conditions of the Confidentiality Agreement in accordance with Section 11.1.  If the transactions contemplated by this Agreement shall not be completed, Penns Woods will continue to comply with the terms of such Confidentiality Agreement.

ARTICLE IX
CLOSING CONDITIONS

9.1.              Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

(a)     Shareholder Approval.  This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Luzerne and by the requisite vote of the shareholders of Penns Woods.

(b)     Injunctions.  None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any

Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

(c)     Regulatory Approvals.  All Regulatory Approvals, and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in bank merger transactions, that would, in the good faith reasonable judgment of the Board of Directors of either Luzerne or Penns Woods, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Luzerne, Luzerne Bank, JSS Bank, and Penns Woods or materially impair the value of Luzerne or Luzerne Bank to Penns Woods or of Penns Woods and JSS Bank to Luzerne.

(d)     Effectiveness of Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Penns Woods Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

(e)     Tax Opinions.  On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Penns Woods shall have received an opinion of Stevens & Lee, P.C., and Luzerne shall have received an opinion of Ballard Spahr LLP, each reasonably acceptable in form and substance to Penns Woods and Luzerne, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.  In rendering the legal opinions described in this Section 9.1(e), the law firms may require and rely upon customary representations contained in certificates of officers of Penns Woods and Luzerne and their respective subsidiaries.  The receipt of such legal opinions may not be waived by either party to this Agreement unless the Proxy Statement-Prospectus is re-circulated to the Luzerne shareholders and the Penns Woods Shareholders for solicitation of their approval of the consummation of the Merger without fulfillment of the condition described in this Section 9.1(e).

(f)      Listing of Penns Woods Common Stock.  The shares of Penns Woods Common Stock issuable pursuant to the Merger shall have been approved for listing on Nasdaq.

9.2.              Conditions to the Obligations of Penns Woods under this Agreement.

The obligations of Penns Woods under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a)     Representations and Warranties.  (i) Each of the representations and warranties of Luzerne (other than in Sections 4.1(a), 4.1(b), 4.1(c), 4.2, 4.3 and 4.7) set forth in this Agreement or in any certificate or agreement delivered by Luzerne pursuant to the provisions hereof shall be true and correct, in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Luzerne, (ii) each of the representations and warranties of Luzerne set forth in Section 4.2 shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all material respects as of that date), and (iii) each of the representations and warranties of Luzerne set forth in Sections 4.1(a), 4.1(b), 4.1(c), 4.3 and 4.7 shall be true and correct in all respects as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date).  For purposes of this condition to Closing, no representation or warranty of Luzerne contained in Article IV shall be deemed untrue or incorrect, and Luzerne shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV, has had or is reasonably expected to have a Material Adverse Effect on Luzerne.

(b)     Agreements and Covenants.  Luzerne shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c)     Permits, Authorizations, Etc.  Luzerne shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

(d)     No Change Resulting in Material Adverse Effect.  From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to Luzerne or any Luzerne Subsidiary.

(e)     Appraisal Rights.  Not more than 5% of the outstanding shares of the Luzerne Common Stock shall constitute Dissenter Shares.

(f)      Officer’s Certificate.  Luzerne shall have delivered to Penns Woods a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and chief financial officer, to the effect that the conditions set forth in subsections (a) through (e) of this Section 9.2 have been satisfied.

9.3.              Conditions to the Obligations of Luzerne under this Agreement.

The obligations of Luzerne under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date:

(a)     Representations and Warranties.  (i) Each of the representations and warranties of Penns Woods (other than in Sections 5.1(a), 5.1(b), 5.1(c), 5.2, 5.3 and 5.6) set forth in this Agreement or in any certificate or agreement delivered by Penns Woods pursuant to the provisions hereof shall be true and correct, in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Penns Woods, (ii) each of the representations and warranties of Penns Woods set forth in Section 5.2 shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all material respects as of that date), and (iii) each of the representations and warranties of Penns Woods set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3 and 5.6 shall be true and correct in all respects as of the date of this Agreement and immediately prior to the Effective Time with the same effect as though all such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date, which shall be true and correct in all respects as of that date).  For the purposes of this condition to Closing, no representation or warranty of Penns Woods contained in Article V shall be deemed untrue or incorrect, and Penns Woods shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article V, has had or is reasonably expected to have a Material Adverse Effect on Penns Woods.

(b)     Agreements and Covenants.  Penns Woods shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time.

(c)     Permits, Authorizations, Etc.  Penns Woods shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger.

(d)     No Change Resulting in Material Adverse Effect.  From the date hereof through the Closing Date, there shall not have occurred, on a consolidated basis, any change that individually or in the aggregate has a Material Adverse Effect with respect to Penns Woods or JSS Bank.

(e)     Payment of Merger Consideration.  Penns Woods shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Luzerne with a certificate evidencing such delivery.

(f)      Officer’s Certificate.  Penns Woods shall have delivered to Luzerne a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chief executive officer and chief financial officer, to the effect that the conditions set forth in subsections (a) through (e) of this Section 9.3 have been satisfied.

ARTICLE X
TERMINATION, AMENDMENT AND WAIVER

10.1.            Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of Luzerne:

(a)     at any time by the mutual written agreement of Penns Woods and Luzerne;

(b)     by either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(b) unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(a) (in the case of a breach of a representation or warranty by Luzerne) or Section 9.3(a) (in the case of a breach of a representation or warranty by Penns Woods);

(c)     by either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(c) unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2(b) (in the case of a breach of covenant by Luzerne) or Section 9.3(b) (in the case of a breach of covenant by Penns Woods);

(d)     by either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Penns Woods and Luzerne; provided, that no party may terminate this Agreement pursuant to this Section 10.1(d) if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(e)     by either party if (i) the shareholders of Luzerne fail to approve the transactions contemplated by this Agreement at a special meeting of Luzerne shareholders called for that purpose; or (ii) the shareholders of Penns Woods fail to approve the transactions contemplated by this Agreement at a special meeting of Penns Woods shareholders called for that purpose;

(f)      by either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (A) has become nonappealable and (B) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(g)     by the Board of Directors of Penns Woods if Luzerne has received a Superior Proposal, and in accordance with Section 6.8 of this Agreement, the Luzerne Board of Directions has entered into any letter of intent, agreement in principle or acquisition agreement with respect to the Superior Proposal, withdrawn its recommendation of this Agreement or failed to make such recommendation at any time a recommendation is required to be made under this Agreement or modified or qualified such recommendation in manner adverse to Penns Woods, or has otherwise made a determination to accept such Superior Proposal;

(h)     by the Board of Directors of Luzerne if Luzerne has received a Superior Proposal, and in accordance with Section 6.8 of this Agreement, the Luzerne Board of Directors has made a determination to accept such Superior Proposal; or

(i)      by Luzerne, if the Luzerne Board of Directors so determines by a majority vote of its members, at any time during the five (5) business day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i)            the Penns Woods Determination Date Market Value shall be less than the Initial Penns Woods Market Value multiplied by 0.85; and

(ii)           (A) the quotient obtained by dividing the Penns Woods Determination Date Market Value by the Initial Penns Woods Market Value (such quotient being the “Penns Woods Ratio”) shall be less than (B) the quotient obtained by dividing Final Index Price the Initial Index Price (which amount shall be the “Index Ratio”) and subtracting 0.15 from the Index Ratio; subject, however, to the following: if Luzerne elects to exercise its termination right pursuant to this Section 10.1(i), it shall give prompt written notice thereof to Penns Woods and Penns Woods shall, for a period of five (5) business days after its receipt of such notice, have the option of increasing the consideration to be received by holders of Luzerne Common Stock, in the form of Penns Woods Common Stock, cash, or a combination of Penns Woods Common Stock and cash (the “Additional Consideration”), by adjusting the Exchange Ratio to an amount which, when multiplied by the Penns Woods Determination Date Market Value equals the lesser of (x) $49.48 or (y) the product of the Index Ratio and the Initial Penns Woods Market Value multiplied by the Exchange Ratio.  If within such five (5) business day period, Penns Woods delivers written notice to Luzerne that it intends to proceed by paying the Additional

Consideration, as contemplated by the preceding sentence, then no termination shall occur pursuant to this Section 10.1(i) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Merger Consideration shall have been so modified).

For purposes of this Section 10.1(i), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of (i) the date on which the last required approval of a Regulatory Authority is obtained with respect to the transactions contemplated by the Agreement without regard to any requisite waiting period (ii) the date of the Luzerne Shareholders’ Meeting.

“Final Index Price” means the closing price of the Nasdaq Bank Index as of the Determination Date.

“Index Group” means the Nasdaq Bank Index.

“Index Ratio” means the quotient obtained by dividing the Final Index Price by the Initial Index Price.

“Initial Index Price” means the closing price of the Nasdaq Bank Index as of the Starting Date.

“Initial Penns Woods Market Value” means the closing price of Penns Woods Common Stock on the Starting Date, adjusted as indicated in the last sentence of this Section 10.1(i).

“Penns Woods Determination Date Market Value” shall be the average of the daily closing sales prices of a share of Penns Woods Common Stock as reported on Nasdaq for the twenty consecutive trading days immediately preceding the Determination Date.

“Penns Woods Ratio” means the quotient obtained by dividing Penns Woods Determination Date Market Value by the Initial Penns Woods Market Value.

“Starting Date” means the last trading day before the date of this Agreement.

If Penns Woods or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for Penns Woods Common Stock or the common stock of such company, as applicable, shall be appropriately adjusted for the purposes of applying this Section 10.1(i).

10.2.            Effect of Termination.

(a)     In the event of termination of this Agreement pursuant to any provision of Section 10.1, this Agreement shall forthwith become void and have no further force, except that the provisions of Sections 10.2, 11.1, 11.2, 11.4, 11.5, 11.7, 11.10, and 11.11 and the last sentence of Section 11.12, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

(b)     If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(i)            Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(ii)           In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(iii)          In the event that this Agreement is terminated by Penns Woods pursuant to Section 10.1(g) or by Luzerne pursuant to Section 10.1(h), Luzerne shall pay to Penns Woods the Penns Woods Termination Fee within five (5) business days after Penns Woods makes written demand therefor.  Such payments shall be made by wire transfer of immediately available funds to an account designated by Penns Woods.

(c)     For purposes of this Agreement, the “Penns Woods Termination Fee” shall mean $1,800,000.

(d)     The right to receive payment of the Penns Woods Termination Fee under Section 10.2(b)(iii) constitutes the sole and exclusive remedy of either party against the other and their respective officers and directors with respect to a termination under that Section.

10.3.            Amendment, Extension and Waiver.

Subject to applicable law, and except as provided in this Agreement, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of Luzerne), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of Luzerne and Penns Woods, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or value or changes the form of consideration to be delivered to Luzerne’s shareholders pursuant to this Agreement.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XI
MISCELLANEOUS

11.1.            Confidentiality.

Except as specifically set forth herein, Penns Woods and Luzerne mutually agree to be bound by the terms of the confidentiality agreement dated February 1, 2012 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference.  The parties hereto agree that such Confidentiality Agreement shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

11.2.            Public Announcements.

Luzerne and Penns Woods shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither Luzerne nor Penns Woods shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

11.3.            Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time, including Section 2.4(a), Article III, Section 7.9, Section 7.10, Section 7.12, and Section 7.13.

11.4.            Expenses.

Except as otherwise provided in Section 10.2, and except for the cost of printing and mailing the Proxy Statement/Prospectus which shall be shared equally, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial advisors, accountants and legal counsel and, in the case of Penns Woods, the registration fee to be paid to the SEC in connection with the Registration Statement.

11.5.            Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery, mailed by United States prepaid registered or certified mail (return receipt requested), or by a nationally recognized overnight courier promising next business day delivery, addressed as follows:

If to Luzerne, to:	Robert C. Snyder President and Chief Executive Officer Luzerne National Bank Corporation 118 Main Street Luzerne, Pennsylvania 18709 Fax: (570) 331-4945
With required copies (which shall not constitute notice) to:	Justin P. Klein, Esq. Ballard Spahr LLP 1735 Market Street Philadelphia, Pennsylvania 19103 Fax: (215) 864-9166
If to Penns Woods, to:	Richard A. Grafmyre President and Chief Executive Officer Penns Woods Bancorp, Inc. 300 Main Street Williamsport, Pennsylvania 17701 Fax: (570) 320-2046
With required copies (which shall not constitute notice) to:	David W. Swartz, Esq. Stevens & Lee, P.C. 111 North Sixth Street Reading, Pennsylvania 19601 Fax: (610) 988-0815

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier and requesting next business day delivery.

11.6.            Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.  Except for the provisions of Article III and Section 7.13(d) and except as otherwise expressly provided by this Agreement, following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.7.            Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 11.1, contains the entire agreement and understanding of the parties with respect to its subject matter.  There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein.  This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement referred to in Section 11.1 hereof) between the parties, both written and oral, with respect to its subject matter.

11.8.            Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

11.9.            Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

11.10.          Governing Law.

This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to its laws or principles of conflicts of laws.

11.11.          Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  The recitals hereto constitute an integral part of this Agreement.  References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 2.2(a)” would be part of “Section 2.2” and references to “Section 2.2” would also refer to material contained in the subsection described as “Section 2.2(a)”).  The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.12.          Specific Performance; Jurisdiction.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the United States District Court for the Middle District of Pennsylvania or in any state court in the Commonwealth of Pennsylvania, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Middle District of Pennsylvania or of any state court located in the Commonwealth of Pennsylvania in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other United States District Court for the Middle District of Pennsylvania or a state court located in the Commonwealth of Pennsylvania.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, Penns Woods and Luzerne have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

PENNS WOODS BANCORP, INC.

By:	/s/ Richard A. Grafmyre
	Name:	Richard A. Grafmyre
	Title:	President and Chief Executive Officer

LUZERNE NATIONAL BANK CORPORATION

By:	/s/ Robert C. Snyder
	Name:	Robert C. Snyder
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]